`                                     PART A

                                  THE PATRIOT

                           SENTRY VARIABLE ACCOUNT II

                           APPLICATION AND PROSPECTUS

                                  May 1, 2001

A flexible premium deferred variable annuity funded by T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series

                         SENTRY LIFE INSURANCE COMPANY

Home Office:                            Annuity Service Office:
 1800 North Point Drive                 P.O. Box 867
 Stevens Point, WI 54481                Stevens Point, WI 54481
                                        Telephone: (800) 533-7827

                 INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED
                           VARIABLE ANNUITY CONTRACT
                                   ISSUED BY
                           SENTRY VARIABLE ACCOUNT II
                                      and
                         SENTRY LIFE INSURANCE COMPANY

The individual flexible purchase payment deferred variable annuity contract (the "Contract") described in this Prospectus provides for accumulation of Contract Values and monthly annuity payments on a variable basis. The Contract is designed for use by individuals in retirement plans on a qualified or non-qualified basis. The Contract may be purchased for retirement plans that receive favorable tax treatment such as individual retirement annuities, tax-sheltered annuities and deferred compensation plans.

Your purchase payments will be allocated to a segregated investment account of Sentry Life Insurance Company which has been designated Sentry Variable Account II (the "Variable Account"). The Variable Account invests in shares of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series Institutional Shares. ("Janus Aspen Series"). Through the Variable Account, you may invest in the following Portfolios:

T. Rowe Price Fixed Income Series, Inc.
     o    T. Rowe Price Prime Reserve Portfolio
     o    T. Rowe Price Limited-Term Bond Portfolio

T. Rowe Price Equity Series, Inc.
     o    T. Rowe Price Personal Strategy Balanced Portfolio
     o    T. Rowe Price Equity Income Portfolio

T. Rowe Price International Series, Inc.
     o    T. Rowe Price International Stock Portfolio

Janus Aspen Series
     o    Balaced Portfolio
     o    Growth Portfolio
     o    Aggressive Growth Portfolio
     o    Capital Appreciation Portfolio
     o    Worldwide Growth Portfolio

As the Owner of the Contract, you bear the complete investment risk for amounts you allocate to the Variable Account.

The Contract:
     o    is not a bank deposit
     o    is not federally insured
     o    is not endorsed by any bank or government agency
     o    is not guaranteed and may be subject to loss of principal

This Prospectus provides basic information you should know about the Contract before investing. Please keep this Prospectus for future reference.

A Statement of Additional Information dated May 1, 2001, which is legally a part of this Prospectus, contains further information about the Contract. It has been filed with the Securities and Exchange Commission, along with this Prospectus. You can obtain a copy of the Statement of Additional Information at no charge by writing or calling Sentry Equity Services, Inc., 1800 North Point Drive, Stevens Point, WI 54481, (800)533-7827. The Table of Contents for the Statement of Additional Information can be found on page 31 of this Prospectus.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Contract in any jurisdiction in which such offer or solicitation may not be lawfully made.

INQUIRIES: If you have any questions regarding the Contract, you should call or write the Annuity Service Office at the telephone number or address given above.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus and the Statement of Additional Information are dated May 1,
2001.

                               TABLE OF CONTENTS
                                                                         Page
Definitions .............................................................. 04
Summary .................................................................. 05
Fee Table ................................................................ 06
Condensed Financial Information .......................................... 08
Performance Information .................................................. 10
Financial Statements ..................................................... 10
The Company .............................................................. 10
The Variable Account ..................................................... 10
T. Rowe Price Fixed Income Series, Inc. .................................. 11
T. Rowe Price Equity Series, Inc. ........................................ 11
T. Rowe Price International Series, Inc. ................................. 11
Janus Aspen Series ....................................................... 11
Variable Account Voting Rights ........................................... 13
Substitution of Securities ............................................... 13
Charges and Deductions ................................................... 13
        Contingent Deferred Sales Charge ................................. 13
        Reduction or Elimination of Contingent Deferred Sales Charge ..... 14
        Deduction for Mortality and Expense Risk Premium ................. 15
        Deduction for Contract Maintenance Charge ........................ 15
        Deduction for Premium Taxes and Other Taxes ...................... 15
        Other Expenses ................................................... 16
The Contract ............................................................. 16
        Transfers ........................................................ 16
        Telephone Transfers .............................................. 16
        Account Rebalancing .............................................. 17
        No Default ....................................................... 17
        Modification of the Contract ..................................... 17
        Contract Value ................................................... 17
        Ownership ........................................................ 17
        Assignment ....................................................... 18
        Beneficiary ...................................................... 18
Annuity Provisions ....................................................... 18
        Income Date and Settlement Option ................................ 18
        Changing the Income Date ......................................... 18
        Changing the Settlement Option ................................... 18
        Settlement Options ............................................... 19
        Mortality and Expense Guarantee .................................. 19
        Frequency of Annuity Payments .................................... 19
        Amount of Annuity Payments ....................................... 19
        Additional Provisions ............................................ 20
Death Benefit ............................................................ 20
        Death of the Annuitant ........................................... 20
        Death of the Contract Owner ...................................... 21
Purchases and Contract Value ............................................. 21
        Change in Purchase Payments ...................................... 21
        Allocation of Purchase Payments .................................. 21
        Accumulation Units ............................................... 22
        Distribution of Contract ......................................... 22
Surrenders ............................................................... 22
        Limitations on Surrenders from 403(b) Annuities .................. 23
        Texas Optional Retirement Program ................................ 23
Federal Tax Status ....................................................... 24
        General .......................................................... 24
        Diversification .................................................. 24
        Contract Owner Control of Investments ............................ 25
        Multiple Contracts ............................................... 25
        Partial 1035 Exchanges ........................................... 25
        Owner Other than Natural Person .................................. 25
        Tax Treatment of Assignments ..................................... 26
        Gifting a Contract ............................................... 26
        Taxation of Death Benefits ....................................... 26
        Income Tax Withholding ........................................... 26
        Tax Treatment of Withdrawals - Non-Qualified Contracts
            and Section 457 Contracts                                      26
        Withdrawals - Investment Adviser Fees ............................ 27
        Qualified Plans .................................................. 27
        Tax Treatment of Withdrawals - Qualified Contracts ............... 29
        Required Distributions ........................................... 29
        Tax Sheltered Annuities - Withdrawal Limitations ................. 30
        Section 457 - Deferred Compensation Plans ........................ 30
Legal Proceedings ........................................................ 31
Table of Contents of Statement of Additional Information ................. 31

DEFINITIONS
Following are definitions of terms used in this Prospectus.

Accumulation Unit              An accounting unit representing a share of
                               ownership in the Variable Account during the years before annuity payments begin.

Annuitant                      The person upon whose continuation of life any
                               annuity payment involving life contingencies depends and to whom annuity payments will be made during the income phase of the Contract.

Annuity Unit                   An accounting unit of measure used to calculate
                               annuity payments during the income phase of the Contract.

Code                           Internal Revenue Code of 1986, as amended.

Company Sentry Life Insurance Company, 1800 North Point Drive, Stevens Point, WI 54481.

Contingent Owner               The Contingent Owner, if any, of the Contract
                               must be the spouse of the Contract Owner named on the application.

Contract Anniversary           The same month and day each year calculated from
                               the date the Contract was first issued.

Contract Owner                 The Contract Owner is named on the application,
                               unless changed, and has all rights under the Contract.

Contract Value                 The dollar value of all amounts accumulated
                               under the Contract as calculated on any
                               valuation date.

Contract Year                  A 12-month period beginning with the Contract
                               issue date and each Contract anniversary date thereafter.

Mutual Fund                    A Mutual Fund designated as an investment option
                               for the Variable Account.

Income Date                    The date on which annuity payments begin.

Non-Qualified                  A contract issued under a non-qualified plan.
                               This means that the contract Contract does not receive favorable tax treatment under Sections
                               401, 403, 408, 408A or 457 of the Code.

Portfolio                      A segment of a Mutual Fund made up of a
                               separate and distinct class of shares.

Qualified Contract             A contract that is issued under a tax-qualified
                               plan. A qualified plan, generally a retirement plan, is one that receives favorable tax treatment.

Subaccount                     A segment of the Variable Account that invests
                               in a Mutual Fund or Portfolio.

Valuation Date                 The date on which the Company determines the
                               value of the Contract. The Valuation Date is each day that the New York Stock Exchange
                               ("NYSE") is open for business, which is Monday through Friday, except for New Year's Day,
                               Martin Luther King Day, President's Day, Good
                               Friday, Memorial Day, Independence Day, Labor
                               Day, Thanksgiving Day and Christmas Day.

Valuation Period               The period beginning at the close of business on
                               the NYSE on each Valuation Date and ending at the close of business for the next succeeding
                               Valuation Date.

Variable Account               Sentry Variable Account II, a separate
                               investment account of Sentry Life Insurance
                               Company into which you can allocate your net purchase payments. The Variable Account is divided into Subaccounts.

                                    SUMMARY

The Contract

The Contract described in this Prospectus is an individual flexible purchase payment deferred variable annuity contract. The Contract is intended for retirement savings or other long-term investment purposes. "Flexible purchase payments" means that you may choose to make purchase payments monthly, quarterly, semi-annually or annually in whatever amount you choose, subject to certain minimum requirements. A "deferred annuity contract" means that annuity payments do not begin for a specified period (usually when you retire) or until you reach a certain age. A "variable annuity" is one in which the Contract Values and annuity payments may vary depending on the performance of the underlying investment portfolios.

As with all deferred annuity contracts, the Contract has two phases: the accumulation phase and the income phase. The accumulation phase is the period during which you are making purchase payments. During the accumulation phase, earnings accumulate on a tax-deferred basis, but are taxed as ordinary income if you make a withdrawal. The income phase occurs when you begin receiving annuity payments, usually when you retire.

Along with the investment experience of the Variable Account, the amount of your purchase payments during the accumulation phase determines, in part, the amount of the annuity payments you will receive during the income phase.

The Variable Account

Your purchase payments are allocated to the Variable Account, which is a segregated investment account of the Company. The Variable Account invests in shares of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series at their net asset value. As the Contract Owner, you bear the investment risk for your purchase payments which are allocated to the Variable Account.

Ten-Day Free Look

Within 10 days (or longer in states where required) of the day you receive the Contract, you may return it to the Company or to your sales representative. When the Company receives the returned Contract, it will be voided as if it had never been issued and you will receive a full refund of your initial purchase payment.

Charges and Deductions

Contingent Deferred Sales Charge. There is no sales charge when you purchase the Contract. However, if you surrender the Contract, the Company may impose a contingent deferred sales charge. The contingent deferred sales charge ranges from 0% to 6% depending on how long the Company has had your purchase payments.

Mortality and Expense Risk Premium. Each Valuation Period, the Company deducts a mortality and expense risk premium from the Variable Account. The charge is equal, on an annual basis, to 1.20% of the average daily net asset value of the Variable Account.

Contract Maintenance Charge. The Company deducts an annual contract maintenance charge of $30 from the Contract Value. The Company reserves the right to change the amount of the contract maintenance charge at any time before the Income Date. After the Income Date, the Company may deduct a contract maintenance charge from your monthly annuity payment.

Premium Taxes. The Company will deduct for any premium taxes which must be paid to a state or other governmental entity from the Contract Value. Currently, premium taxes range from 0% to 4%.

Taxes

Your earnings in the Contract are not taxed until you take them out. If you take money out before the Income Date, earnings come out first and are taxed as income. If you are younger than 591/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. The annuity payments you receive during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

                                   FEE TABLE

Contract Owner Transaction Expenses

o       Contingent Deferred Sales Charge (as a percentage of purchase payments)

        Time between when purchase
        payment is made and date of surrender              Percentage

        Less than 1 year                                       6%
        At least 1 year, but less than 2 years                 5%
        At least 2 years, but less than 3 years                4%
        At least 3 years, but less than 4 years                3%
        At least 4 years, but less than 5 years                2%
        At least 5 years, but less than 6 years                1%
        At least 6 years                                       0%

Contract Maintenance Charge
o       $30 per year

Variable Account Annual Expenses
o       Mortality and Expense Risk Premium - 1.20% of daily net asset value

Annual Expenses of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series# (as a percentage of the average daily net assets of a Portfolio)

                                      Investment Management     Other    Total Annual
Portfolio                             and Administration Fees  Expenses   Expenses
T. Rowe Price Fixed Income Series, Inc.
  o T. Rowe Price Prime Reserve                      0.55%      0.00%      0.55%
  o T. Rowe Price Limited-Term Bond                  0.70%      0.00%      0.70%
T. Rowe Price Equity Series, Inc.
  o T. Rowe Price Personal Strategy Balanced         0.90%      0.00%      0.90%
  o T. Rowe Price Equity Income                      0.85%      0.00%      0.85%
T. Rowe Price International Series, Inc.
  o T. Rowe Price International Stock                1.05%      0.00%      1.05%
Janus Aspen Series
  o Balanced                                         0.65%      0.01%      0.66%
  o Growth                                           0.65%      0.02%      0.67%
  o Aggressive Growth                                0.65%      0.01%      0.66%
  o Capital Appreciation                             0.65%      0.02%      0.67%
  o Worldwide Growth                                 0.65%      0.04%      0.69%

Portfolios of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc. have an annual all-inclusive Investment Management and Administrative Fee based on their average daily net assets, which includes all expenses related to the Portfolio. The Portfolios calculate and accrue the fees daily. Expenses for the Janus Aspen Series Portfolios are based on expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee.

Examples

The following table shows the expenses that you, as a Contract Owner, would pay on a $1,000 investment, assuming a 5% annual return on assets. (a) shows the amounts that you would pay at the end of each time period if you surrender the Contract. (b) shows the amounts that you would pay if you do not surrender the Contract.
                                                Time Periods
                                          1 Year   3 Years  5 Years   10 Years

T. Rowe Price                            a) $ 68     $ 86     $107     $209
Prime Reserve Portfolio                  b) $ 18     $ 56     $ 97     $209
T. Rowe Price                            a) $ 70     $ 91     $115     $225
Limited-Term Bond Portfolio              b) $ 20     $ 61     $105     $225
T. Rowe Price                            a) $ 72     $ 97     $125     $245
Personal Strategy Balanced Portfolio     b) $ 22     $ 67     $115     $245
T. Rowe Price                            a) $ 71     $ 95     $122     $240
Equity Income Portfolio                  b) $ 21     $ 65     $112     $240
T. Rowe Price                            a) $ 73     $101     $132     $260
International Stock Portfolio            b) $ 23     $ 71     $122     $260
Janus Aspen Series                       a) $ 69     $ 90     $113     $221
Balanced Portfolio                       b) $ 19     $ 60     $103     $221
Janus Aspen Series                       a) $ 70     $ 91     $114     $222
Growth Portfolio                         b) $ 20     $ 61     $104     $222
Janus Aspen Series                       a) $ 69     $ 90     $113     $221
Aggressive Growth Portfolio              b) $ 19     $ 60     $103     $221
Janus Aspen Series                       a) $ 70     $ 91     $114     $222
Capital Appreciation Portfolio           b) $ 20     $ 61     $104     $222
Janus Aspen Series                       a) $ 70     $ 91     $114     $224
Worldwide Growth Portfolio               b) $ 20     $ 61     $104     $224

EXPLANATION OF FEE TABLE AND EXAMPLES


1. The purpose of the above table is to assist you in understanding the various costs and expenses that you will incur, either directly or indirectly. The table reflects expenses of the Variable Account, as well as the Portfolios.

2. Premium taxes may apply; however, they are not reflected.

3. The examples do not reflect that after the first Contract Year, you may make one surrender per Contract Year, on a non-cumulative basis, of up to 10% of the aggregate purchase payments (less any withdrawals) free from a contingent deferred sales charge, provided the value of the Contract prior to the surrender exceeds $10,000.

4. Neither the fee table nor the examples include a transfer fee. Currently, there is no transfer fee, but the Company reserves the right to assess a transfer fee in the future.

5. The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

                        CONDENSED FINANCIAL INFORMATION

Accumulation Unit Values

The following table sets forth the Accumulation Unit values for the periods shown. This data has been taken from the Variable Account's financial statements. The financial statements have been audited by PricewaterhouseCoopers, LLP, independent accountants, whose audit report is included in the Statement of Additional Information.

The following information should be read in conjunction with the Variable Account's financial statements and related notes, which are included in the Statement of Additional Information.

Prior to January 7, 2000, all assets of each Subaccount of the Variable Account listed below were invested in shares of corresponding Portfolios of Neuberger Berman Advisers Management Trust. On January 7, 2000, the Company substituted shares of certain Portfolios of T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., and Janus Aspen Series for shares of certain Portfolios of Neuberger Berman Advisers Management Trust as follows:

From these Portfolios                     Into these Portfolios

AMT Liquid Asset Portfolio                T. Rowe Price Prime Reserve Portfolio
AMT Limited Maturity Bond Portfolio       T. Rowe Price Limited-Term Bond
                                               Portfolio
AMT Balanced Portfolio                    T. Rowe Price Personal Strategy
                                               Balanced Portfolio
AMT Growth Portfolio                      Janus Aspen Series Aggressive Growth
                                               Portfolio

The substitution had no effect on the corresponding Subaccount's unit value or number of units outstanding.

On May 1, 2000, the Company began offering six additional Portfolios as investment options in connection with the Contract. The additional Portfolios are as follows:

T. Rowe Price Equity Series, Inc.
  o T. Rowe Price Equity Income Portfolio
T. Rowe Price International Series, Inc.
  o T. Rowe Price International Stock Portfolio
Janus Aspen Series
  o Balanced Portfolio
  o Growth Portfolio
  o Capital Appreciation Portfolio
  o Worldwide Growth Portfolio

The following table shows the Accumulation Unit values for each Subaccount up to the substitution on January 7, 2000:

                          01-01-00
                             to                          Year Ended
                          01-07-00  1999     1998    1997    1996      1995       1994      1993      1992      1991
AMT Liquid Asset
Portfolio Subaccount
 Beginning of Period     $18.498   $17.954  $17.361  $16.779  $16.247  $15.653   $15.311   $15.127   $14.825    $14.207
 End of Period            18.509   $18.498  $17.954  $17.361  $16.779  $16.247   $15.653   $15.311   $15.127    $14.825
 No. of Accum. Units
     Outstanding         179,494   182,027  140,566  115,558  145,387  162,165   217,211   270,994   414,153    544,747
AMT Growth
Portfolio Subaccount
 Beginning of Period     $85.778   $57.716  $50.557  $39.662  $36.783  $28.257   $30.098   $28.524   $26.357    $20.558
 End of Period            77.315   $85.778  $57.716  $50.557  $39.662  $36.783   $28.257   $30.098   $28.524    $26.357
 No. of Accum. Units
    Outstanding          708,640   710,496  750,025   780,148 847,224  938,909 1,049,256 1,156,057 1,231,668  1,363,149
AMT Limited Maturity Bond
Portfolio Subaccount
 Beginning of Period     $25.115   $25.048  $24.284  $23.024  $22.34    $20.381  $20.653   $19.607   $18.867    $17.147
 End of Period            25.072   $25.115  $25.048  $24.284  $23.024   $22.342  $20.381   $20.653   $19.607    $18.867
 No. of Accum. Units
    Outstanding          203,869   203,835  238,960  258,942  317,877  384,749   460,025   527,775   624,082    696,573
AMT Balanced
Portfolio Subaccount
 Beginning of Period     $29.845   $22.613  $20.399  $17.283  $16.367  $13.382   $14.010   $13.323   $12.480    $10.288
 End of Period           27.639     29.845  $22.613  $20.399  $17.283  $16.367   $13.382   $14.010   $13.323    $12.480
 No. of Accum. Units
     Outstanding         496,046   500,706  499,567  482,578  519,312  550,216   618,542   654,955   565,977    284,777

The following table shows the Accumulation Unit values to year-end 2000 for those Subaccounts in which substitutions were made for the AMT Portfolios on January 7, 2000, and for those Subaccounts which became available on May 1, 2000:
                                                Period
                                05-01-00                01-07-00
                                   to                       to
                                12-31-00                12-31-00
T. Rowe Price Prime Reserve
Portfolio Subaccount*
        Beginning of Period                             $ 18.510
        End of Period                                     19.406
        No. of Accum. Units
           Outstanding                                   150,642
Janus Aspen Series Aggressive Growth
Portfolio Subaccount*
        Beginning of Period                            $  82.330
        End of Period                                     58.471
        No. of Accum. Units
          Outstanding                                    707,901
T. Rowe Price Limited-Term Bond
Portfolio Subaccount*
        Beginning of Period                         $     25.090
        End of Period                                     27.142
        No. of Accum. Units
          Outstanding                                    181,200
T. Rowe Price Personal Strategy Balanced
Portfolio Subaccount*
        Beginning of Period                           $   28.910
        End of Period                                     30.486
        No. of Accum. Units
          Outstanding                                    478,031
T. Rowe Price Equity Income
Portfolio Subaccount**
        Beginning of Period         $ 10.000
        End of Period                 11.373
        No. of Accum. Units
          Outstanding                 47,087
T. Rowe Price International Stock
Portfolio Subaccount**
        Beginning of Period         $ 10.000
        End of Period                  8.608
        No. of Accum. Units
          Outstanding                 17,095
Janus Aspen Series Balanced
Portfolio Subaccount**
        Beginning of Period         $ 10.000
        End of Period                  9.646
        No. of Accum. Units
          Outstanding                 89,928
Janus Aspen Growth
Portfolio Subaccount**
        Beginning of Period         $ 10.000
        End of Period                  8.105
        No. of Accum. Units
          Outstanding                139,346
Janus Aspen Series Capital
appreciation Portfolio
  Subaccount**
        Beginning of Period         $ 10.000
        End of Period                  7.891
        No. of Accum. Units
          Outstanding                 75,033
Janus Aspen Series Worldwide Growth
Portfolio Subaccount**
        Beginning of Period         $ 10.000
        End of Period                  8.016
        No. of Accum. Units
          Outstanding                 78,882

*These Portfolios became available as investment options in connection with the Contract on January 7, 2000. Therefore, the accumulation units shown for the Subaccounts investing in these Portfolios are for the period January 7, 2000 to December 31, 2000.

**These Portfolios became available as investment options in connection with the Contract on May 1, 2000. Therefore, the accumulation units shown for the Subaccounts investing in these portfolios are for the period May 1, 2000 to December 31, 2000.

PERFORMANCE INFORMATION Periodically, the Company may advertise performance data for the Portfolios. This data will show the change, as a percent, in the value of an Accumulation Unit based on the investment performance over a period of time, usually a calendar year. It is calculated by dividing the increase (decrease) in value for the Accumulation Unit by the Accumulation Unit value at the beginning of the period. Deductions for asset-based charges, contract maintenance charges, and the operating expenses of the Portfolios will be reflected in the percentage figure. A deduction for any contingent deferred sales charge will not be reflected in the percentage figure. Deduction of a contingent deferred sales charge would reduce any percentage increase or make greater any percentage decrease.

Advertisements will also include average annual total return figures, which will reflect deductions for contract maintenance charges, contingent deferred sales charges, asset-based charges, and the operating expenses of the Portfolios. The Company may also advertise cummulative return which is calculated the same way, except that the results are not annualized.

For periods starting prior to the date the Subaccount first invested in the corresponding Portfolio, the performance will be based on the historical performance of the Portfolio, modified to reflect the charges and expenses of the Contract as if the Contract had invested in the Portfolio during the period stated in the advertisement. These figures should not be interpreted to reflect actual historical performance of the Subaccount.

The Company may also distribute sales literature that compares the percentage change in Accumu- lation Unit values for a Portfolio against such market indices as Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average, or other management investment companies having similar investment objectives to the Portfolio being compared.

FINANCIAL STATEMENTS

This Prospectus does not contain any financial statements. The Statement of Additional Information contains financial statements for both the Company and the Variable Account.

THE COMPANY

The Company, meaning Sentry Life Insurance Company, is a stock life insurance company incorporated under the laws of Wisconsin in 1958. Its home office is located at 1800 North Point Drive, Stevens Point, Wisconsin. It is authorized to conduct annuity, life, accident and health insurance business in the District of Columbia and all states, except New York. The Company is a wholly-owned subsidiary of Sentry Insurance a Mutual Company ("SIAMCO"). SIAMCO, a Wisconsin corporation, is a property and casualty insurance company. Its home office is also located at 1800 North Point Drive, Stevens Point, Wisconsin. SIAMCO owns and controls, either directly or through subsidiary companies, a group of insurance and related companies, including Sentry Life Insurance Company of New York and Sentry Equity Services, Inc.

THE VARIABLE ACCOUNT

The Variable Account
was established by the Company's Board of Directors on August 2, 1983. It is a segregated asset account of the Company and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Registration of the Variable Account does not mean that the Securities and Exchange Commission supervises the management of the Variable Account or of the Company.

Income, gains and losses, whether or not realized, are, in accordance with the Contract, credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. Company obligations arising out of the Contract are general corporate obligations of the Company.

The assets of the Variable Account are the property of the Company. These assets, equal to the reserves and other contract liabilities of the Variable Account, cannot be charged with liabilities arising out of any other business of the Company.

The Company does not guarantee the investment performance of the Variable Account. The value of the Contract and the amount of the annuity payments will vary with the value of the assets underlying the Variable Account.

The assets of the Variable Account are divided into Subaccounts within the Variable Account.

                    T. ROWE PRICE FIXED INCOME SERIES, INC.,
                       T. ROWE PRICE EQUITY SERIES, INC.,
                    T. ROWE PRICE INTERNATIONAL SERIES, INC.,
                             AND JANUS ASPEN SERIES

Each Subaccount within the Variable Account invests in one Portfolio of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc. or Janus Aspen Series (collectively, the Funds). All Portfolios may not be available in all states.

Shares of the Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with the Company. Certain Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

The Company may enter into certain arrangements under which it is reimbursed by the Funds' advisers, distributors and/or affiliates for the administrative services which it provides to the Portfolios.

The investment objective and policies of certain Portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Portfolios have the same investment advisers.

A Portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Portfolio with a small asset base. A Portfolio may not experience similar performance as its assets grow.

T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., and
T. Rowe Price International Series, Inc. are diversified open-end management investment companies of the series type. All are registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

T. Rowe Price Associates, Inc., located at 100 East Pratt Street, Baltimore, Maryland, 21202, is registered with the Securities and Exchange Commission as an investment adviser and serves as investment adviser for T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price Equity Series, Inc. As the investment adviser, T. Rowe Price Associates, Inc. is responsible for selection and management of the Portfolio investments. T. Rowe Price Associates, Inc. is not affiliated with the Company, and the Company has no legal responsibility for the management or operation of the Portfolios.

T. Rowe Price International, Inc., the investment adviser for T. Rowe Price International Series, Inc., is a wholly-owned subsidiary of T. Rowe Price Associates, Inc. Its offices are located at 100 East Pratt Street, Baltimore, Maryland 21202.

A summary of the investment objective of each Portfolio is set forth below. There is no assurance that any Portfolio will achieve its objective. More detailed information is contained in each Portfolio's prospectus, including the risks associated with the investments and the investment techniques of each Portfolio.

     T. Rowe Price Prime Reserve Portfolio. The investment objectives of the T. Rowe Price Prime Reserve Portfolio are preservation of capital, liquidity, and consistent with these, the highest possible current income. It seeks to attain these objectives by investing in high-quality, U.S. dollar-denominated money market securities.

     T. Rowe Price Limited-Term Bond Portfolio. The investment objective of the T. Rowe Price Limited-Term Bond Portfolio is to seek a high level of income consistent with moderate fluctuations in principal value by investing primarily in short- and intermediate-term investment-grade debt securities.

     T. Rowe Price Personal Strategy Balanced Portfolio. The investment objective of the T. Rowe Price Personal Strategy Balanced Portfolio is to seek the highest total return over time consistent with an emphasis on both capital appreciation and income. It seeks to attain these objectives by investing in a diversified portfolio typically consisting of approximately 60% stocks, 30% bonds, and 10% money market securities.

     T. Rowe Price Equity Income Portfolio. The investment objective of the
     T. Rowe Price Equity Income Portfolio is to seek substantial dividend income as well as long-term growth of capital by investing in stocks of large, established companies with higher than average market dividend yields and below average levels of valuation.

     T. Rowe Price International Stock Portfolio. The investment objective of the T. Rowe Price International Stock Portfolio is to seek long-term growth of capital through investments primarily in common stocks of established non-United States companies.

Janus Aspen Series is a non-diversified open-end management company series. Janus Aspen Series is registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Janus Aspen Series offers multiple Portfolios, five of which are currently offered in connection with the Contract.

Janus Capital Corporation, 100 Fillmore Street, Denver, Colorado, 80206-4928, registered with the Securities and Exchange Commission as an investment adviser, is the investment adviser to Janus Aspen Series and is responsible for the day-to-day management of the investment portfolio and other business affairs.

Janus Capital Corporation is not affiliated with the Company, and the Company has no responsibility for the management or operations of Janus Aspen Series.

A summary of the investment objectives of Janus Aspen Series Portfolios is set forth below. There is no assurance that any Portfolio will achieve its objective. More detailed information is contained in each Portfolio's prospectus, including the risks associated with the investments and the investment techniques of each Portfolio.

     Balanced Portfolio. The investment objective of the Balanced Portfolio is to seek long-term growth of capital balanced by current income. The Portfolio normally invests 40% to 60% of its assets in securities selected primarily for their growth potential, and 40% to 60% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed income securities.

     Growth Portfolio. The investment objective of the Growth Portfolio is to seek long-term growth of capital in a manner consistent with preservation of capital. The Portfolio pursues its objectives by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established companies.

     Capital Appreciation Portfolio. The investment objective of the Capital Appreciation Portfolio is to seek long-term growth of capital through a non-diversified Portfolio that pursues its objective by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

     Aggressive Growth Portfolio. The investment objective of the Aggressive Growth Portfolio is to seek long-term growth of capital through a non-diversified Portfolio that invests primarily in common stocks of domestic companies and some foreign companies selected for their growth potential. As a non-diversified Portfolio, it may hold larger positions in a smaller number of securities than a diversified Portfolio. The Portfolio normally invests at least 50% of its equity assets in medium-sized companies.

     Worldwide Growth Portfolio. The investment objective of the Worldwide Growth Portfolio is to seek long-term growth of capital in a manner consistent with preservation of capital. The Portfolio pursues its investment objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.

                         VARIABLE ACCOUNT VOTING RIGHTS

The Company is the legal owner (shareholder) of the shares of T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Janus Aspen Series (collectively, the "Funds"). However, the Company believes that when a Portfolio solicits proxies in connection with a vote of shareholders, it is required to obtain from you, and other affected Contract Owners, instructions as to how to vote those shares.

If any of the Funds hold a shareholder meeting at which you are entitled to vote, you will receive periodic reports relating to that particular Fund and/or the Portfolio(s) in which you have an interest, proxy material, and a form on which you can give voting instructions.

The Company will determine the number of shares that you will have a right to vote as of a date chosen by it, which will not be more than 60 days prior to the shareholder meeting. The Company will send you proxy material and the form for giving voting instructions at least 14 days prior to the shareholder meeting.

For purposes of voting Fund shares held in the Variable Account at a shareholder meeting of the Fund, your voting interest after the Income Date decreases as the reserves underlying the Contract decrease.

In accordance with its view of present law, the Company will vote the shares of the Funds held in the Variable Account in accordance with instructions received from all persons having a voting interest in the Portfolio. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Company will vote its own shares in the same proportion as it votes shares for which it has received instructions.

If the applicable law with respect to voting rights is amended, or if the interpretation of the law changes, and it is determined that the Company has authority to vote the shares of the Funds in its own right, it may elect to do so.

                           SUBSTITUTION OF SECURITIES

If a Subaccount is no longer available for investment by the Variable Account, or if the Company's Board of Directors determines that further investment in a Subaccount becomes inappropriate in view of the Variable Account's objectives, the Company may substitute another Subaccount already available or that will become available for investment by the Variable Account. However, the Company may not make any substitution of securities in any Subaccount without the prior approval, and subject to the requirements, of the Securities and Exchange Commission.

                             CHARGES AND DEDUCTIONS

Contingent Deferred Sales Charge

At the time you purchase the Contract, the Company does not deduct a sales charge. However, the Company deducts a contingent deferred sales charge if you make a surrender of purchase payments within six years after you made them. The Company does not deduct a contingent deferred sales charge after it has had a purchase payment for more than six years.

The contingent deferred sales charge reimburses the Company for its expenses in selling the Contract. If the charge does not cover all its sales expenses, the Company may use the mortality and expense risk premium to make up any difference.

If you surrender all or a portion of the Contract, the Company will calculate the contingent deferred sales charge at the time of the surrender and will deduct it from the Contract Value. In calculating the contingent deferred sales charge:

   o purchase payments will be allocated to the amount surrendered on a first-in-first-out basis;

   o in no event will the aggregate contingent deferred sales charge exceed 6% of the total purchase payments made.

The amount of the contingent deferred sales charge is calculated by:

(1) allocating purchase payments to the amount surrendered; and
(2) multiplying each such allocated purchase payment by the appropriate percentage shown in the table below; and
(3) adding the products of each multiplication in (2) above.

        Time between when purchase payment
        is made and date of surrender            Percentage

        Less than 1 year                             6%
        At least 1 year, but less than 2 years       5%
        At least 2 years, but less than 3 years      4%
        At least 3 years, but less than 4 years      3%
        At least 4 years, but less than 5 years      2%
        At least 5 years, but less than 6 years      1%
        At least 6 years                             0%

The contingent deferred sales charge percentage is based on the amount partially surrendered and is deducted from the Contract Value remaining after the amount requested is deducted.

  Example:  Amount requested:                              $1,000
            Assume 5% contingent deferred sales charge:    $   50
            Total amount withdrawn from Contract Value:    $1,050
            Amount you receive:                            $1,000

If, after the surrender amount is deducted, the remaining Contract Value is insufficient to pay the contingent deferred sales charge, the charge will be deducted from the amount you request to be surrendered.

  Example:  Amount requested:                               $1,000
            Assume 5% contingent deferred sales charge:     $   50
            Total amount withdrawn from Contract Value:     $1,000
            Amount you receive:                             $  950

The Company will determine the amount deducted from the Contract Value by canceling Accumulation Units from each applicable Subaccount in the ratio that the value of each Subaccount bears to the total Contract Value. If you prefer some other method of Accumulation Unit cancellation, you must notify the Company in writing beforehand.

For purposes of determining the amount of the contingent deferred sales charge, surrenders will be attributed to purchase payments on a first-in-first-out basis. You should note that this is contrary to the allocation method used for determining tax obligations. For tax purposes, withdrawals are considered to have come from the last money into the Contract. Thus, for tax purposes, earnings are considered to come out first.

The Company will not deduct a contingent deferred sales charge under the following circumstances:

     o After the first Contract Anniversary date, you may make one surrender per Contract Year, on a non-cumulative basis, of up to 10% of the aggregate purchase payments (less any withdrawals) without a contingent deferred sales charge, provided the value of the Contract prior to the surrender exceeds $10,000.

     o When purchase payments that have been held by the Company for more than six years are being withdrawn.

     o When distributions under the Contract are made because of the death of the Contract Owner or Annuitant, or as annuity payments.

     o At the Company's option pursuant to its current guidelines or procedures.

Reduction or Elimination of Contingent Deferred Sales Charge

The amount of the contingent deferred sales charge may be reduced or eliminated when the Contract is sold to individuals or to a group of individuals and results in expense savings. The Company will determine if a group is entitled to have the contingent deferred sales charge reduced or eliminated based on these four factors:

     (1) The size and type of group. Generally, sales expenses for large groups are less than for small groups because more contracts can be issued to a large group with fewer sales contacts.

     (2) The total amount of purchase payments that will be received. Per-contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     (3) Any prior or existing relationship with the Company. Per-contract sales and administrative expenses are likely to be less when an established relationship exists.

     (4) Other group factors may come to light that warrant a reduction or elimination of the contingent deferred sales charge. The contingent deferred sales charge may be eliminated when the Contract is issued to an officer, director or employee of the Company or any of its affiliates. An employee's spouse and children under the age of 21 are also included.

From time to time, the Company may modify both the amounts of reduction and the criteria for qualification, but in no event will reduction or elimination of the contingent deferred sales charge or of any other provision of the Contract be permitted if it will be unfairly discriminatory to any person.

Deduction for Mortality and Expense Risk Premium

The mortality and expense risk premium is equal, on an annual basis, to 1.20% of the average daily net asset value of the Variable Account. This charge compensates the Company for all the insurance benefits provided by the Contract, e.g., guarantee of annuity rates, the death benefit, for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract. If the mortality and expense risk premium is insufficient, the Company will bear the loss. The Company may use any profits from this charge to pay for the costs of distributing the Contract.

Deduction for Contract Maintenance Charge

The Company incurs expenses in administering and maintaining the Contract. As reimbursement for these expenses, the Company deducts a contract maintenance charge of $30 on each Contract Anniversary date from the Contract Value. The Company does this by canceling Accumulation Units from each Subaccount in the ratio that the value of each Subaccount bears to the total Contract Value.

Other information you should know about the contract maintenance charge:

     o The current charge is $30 annually; however, prior to the Income Date, the Company has the right to change the amount.

     o Once you begin receiving annuity payments, the Company may impose a contract maintenance charge if certain pay-out or settlement options are chosen. However, the amount of the charge after the Income Date will not change from the amount you were charged during the Contract Year immediately preceding the Income Date. If a charge is imposed after the Income Date, it will be deducted on a monthly basis and will reduce the amount of your annuity payment.

     o If you surrender the Contract for its full surrender value, on other than the Contract Anniversary date, the Company will deduct the contract maintenance charge at the time of surrender.

     o The contract maintenance charge will be deducted whether or not you are making purchase payments.

     o    The Company does not profit from the contract maintenance charge.

Deduction for Premium Taxes and Other Taxes

The Company will deduct for any premium taxes that are assessed because of the Contract or the Variable Account from the Contract Value. State premium taxes currently range from 0% to 4%. Some states assess premium taxes when purchase payments are made; others assess premium taxes at the time of annuitization (at the Income Date).

For those states assessing premium taxes when purchase payments are made, the Company's current practice is to advance payment of the taxes and then deduct that amount from the Contract Value at the Income Date or when you surrender the Contract.

The amount of state or other governmental entity premium taxes is subject to change by legislatures, administrative interpretations or judicial acts. The amount of premium taxes also depends on your state of residence, the status of the Company in that state, and the state's insurance tax laws.

Any income taxes resulting from the operation of the Variable Account are deducted from the Contract Value. The Company does not currently anticipate that income taxes will become payable.

The Company will deduct any withholding taxes as required by applicable law.

Other Expenses

There are other deductions from and expenses paid out of the assets of the Portfolios which are described in the accompanying Fund prospectuses.

                                  THE CONTRACT

The assets of the Variable Account are divided into Subaccounts within the Variable Account. Each Subaccount invests in one Portfolio. Subject to the terms and conditions of the Company, your purchase payments will be invested in one or more of the available Subaccounts which you selected when you completed the application form. You may change your investment selection prospectively without fee, penalty or other charge by providing written instructions to the Company.

The Company may, from time to time, offer new investment options by adding Mutual Funds and, when appropriate, Portfolios within a Mutual Fund. When new Mutual Funds or Portfolios are added, you will be permitted to select the new Mutual Funds or Portfolios, subject to terms and conditions imposed by the Company.

Transfers

You may transfer all or part of your Contract Value between investment options. You may make only four transfers in any Contract Year prior to the Income Date. After the Income Date, only one transfer may be made in any Contract Year.

Transfers are subject to the following conditions:

(1) Requests for transfers must be in writing and must clearly state:

      o the amount to be transferred; and
      o the Mutual Fund or Portfolio the transfer is to be made from and the Mutual Fund or Portfolio the transfer is to be made to.

(2) The minimum amount of any transfer is $250, or the remaining Contract Value in the Portfolio if it is less than $250.

(3) No partial transfer will be made if the remaining Contract Value in the Portfolio will be less than $250.

(4) Transfers are made using values determined as of the next Valuation Period after the Company receives a proper transfer request. However, you may not make transfers of your initial purchase payment until 25 days after the Company receives it. In addition, you may not make a transfer if it is within seven calendar days of the date your first annuity payment is due.

(5) While the Company does not currently charge a transfer fee, it may do so in the future. In the event the Company imposes a transfer fee, you will be notified in advance. The amount of the transfer fee will not be guaranteed and the Company may change it at any time. The fee will be deducted from the amount transferred.

(6) The Company reserves the right to terminate, suspend or modify the transfer privileges described above at any time and without notice to any person.

Telephone Transfers

Transfers by telephone are permitted if you follow these steps:

(1) Check the "Yes" box in the telephone transfer section of the Contract application form.

(2) Call the Annuity Service Office at the telephone number listed on page 1 of this Prospectus. Be prepared to give the customer service representative specific information about the Contract, including the Contract number, and your social security number and/or birth date. You may be required to provide additional information in order to verify that the request is genuine.

(3) You must give specific detail to the customer service representative as to the amount to be transferred, the Portfolio the transfer is being made from, and the Portfolio the transfer is being made to.

Transfers requested by telephone before 3 p.m., C.S.T., will take effect that day. Transfer requests received by telephone after 3 p.m. C.S.T. will take effect on the next business day after the request is received.

To prevent losses due to unauthorized or fraudulent transfer instructions, the Company will use reasonable procedures to ensure that a telephone transfer request is genuine. The Company will not be liable for losses incurred in complying with a telephone transfer request it believes is genuine if reasonable procedures were followed to confirm the legitimacy of the request.

The Company has the right to reject any telephone transfer request.

Account Rebalancing

The Company offers an Account Rebalancing Program which allows you to have your Contract Value automatically reallocated annually to a specific percentage or at more frequent intervals. You may participate in this program by sending a written request to the Company at the Annuity Service Office address given on page 1 of this Prospectus. Participation in the Account Rebalancing Program will neither ensure a profit nor guarantee against a loss in a declining market.

No Default

Unless you surrender the Contract for the full surrender amount, the Contract will remain in force until the Income Date and will not be in default even if no additional purchase payments are made.

Modification of the Contract

The Company cannot modify the Contract without your consent, except if modifications are required by applicable law.

Contract Value

The Contract Value is the sum of the values for each Subaccount. The value of each Subaccount is determined by multiplying the number of Accumulation Units attributable to the Subaccount by the value of one Accumulation Unit for the Subaccount.

   Example: Number of Accumulation Units in Subaccount      =       250
            Value of one Subaccount Accumulation Unit       =       $10
            250  x  $10 = $2,500 Contract Value

Ownership

As the Contract Owner, you have all rights and may receive all benefits under the Contract. During the lifetime of the Annuitant and prior to the Income Date, the Contract Owner is the person designated on the application, unless changed. On and after the Income Date, the Contract Owner is the Annuitant. On and after the death of the Annuitant, the beneficiary is the Contract Owner.

As the Contract Owner, you may name a Contingent Contract Owner or a new Contract Owner at any time. However, your spouse is the only person eligible to be the Contingent Contract Owner. If you die, the Contingent Contract Owner becomes the Contract Owner. By naming a new Contract Owner or a new Contingent Contract Owner, any previous choice of Contract Owner or Contingent Contract Owner will automatically be revoked.

In order to change the Contract Owner or Contingent Contract Owner, you must submit a dated and signed written request to the Company. The change will be effective as of the date you signed the written request. A change in Contract Owner or Contingent Contract Owner will not affect any payment made or action taken by the Company prior to the time a request for change is received. You should consult a tax adviser before you change the Contract Owner.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract generally will not be treated as an annuity for tax purposes.

Assignment

You may assign the Contract at any time during the Annuitant's lifetime prior to the Income Date. The Company is not bound by any assignment until it receives written notice that the Contract has been assigned. The Company is not responsible for the validity of any assignment and it will not be liable for any payment or other settlement it makes in connection with the Contract before it receives written notice of the assignment.

If the Contract is issued pursuant to a qualified plan, it may not be assigned, pledged or transferred except under the provisions of applicable law.

ASSIGNMENT OF THE CONTRACT MAY BE A TAXABLE EVENT. You should consult your tax adviser before assigning the Contract.

Beneficiary

The beneficiary is named on the application and, unless changed, that beneficiary is entitled to receive the death benefit at your death or the death of the Annuitant.

Unless you specify otherwise, the death benefit will be paid in equal shares, or all to the survivor, as follows:

(1) to the primary beneficiary or beneficiaries who survive the Annuitant's or Contract Owner's (as applicable) death; or, if there are none,

(2) to the contingent beneficiary or beneficiaries who survive the Annuitant's or Contract Owner's (as applicable) death; or, if there are none,

(3)  to the Contract Owner, or the Contract Owner's estate.

As the Contract Owner, you may change the beneficiary or beneficiaries or the contingent beneficiary or beneficiaries at any time during the Annuitant's lifetime. You must submit a signed and dated written request to the Company in order to change the beneficiary. The change will take effect as of the date the request is signed, but the Company will not be liable for any payment it makes or action it takes before it records the change.

                               ANNUITY PROVISIONS

Income Date and Settlement Option

You will select an Income Date and a settlement option at the time you complete the application. The Income Date is the date on which the Annuitant will start receiving annuity payments. The settlement option determines the timing and, in part, the amount of annuity payments.

The Income Date must fall on the first day of a calendar month and must be at least one month after the date the Contract is effective. It may not be later than the first day of the calendar month following the Annuitant's 85th birthday, unless the Contract is issued pursuant to a qualified plan that requires an earlier date.

Changing the Income Date

You may change the Income Date by submitting a signed and dated written notice to the Company at least 30 days prior to the change. If you change the Income Date, it must still fall on the first day of a calendar month. It cannot be deferred beyond the first day of the calendar month following the Annuitant's 85th birthday. However, if the Contract is issued pursuant to a qualified plan, it may require an earlier date.

Changing the Settlement Option

You may change the settlement option at any time prior to the Income Date by submitting a signed and dated written notice to the Company at least 30 days prior to the Income Date. You may select another available settlement option, or you may select an alternative option of your choosing, provided it is acceptable to the Company.

Settlement Options

The net proceeds under the Contract may be paid under one of the following options, or under an alternative option of your choosing, provided it is acceptable to the Company:

OPTION 1 - LIFE ANNUITY
Under this option, the Annuitant will receive a monthly annuity payment during the Annuitant's lifetime. Payments terminate at the Annuitant's death. This means that even if the Annuitant dies after receiving only one or two annuity payments, the annuity payments will stop, regardless of how many purchase payments were made or the remaining Contract Value.

OPTION 2 - LIFE ANNUITY WITH MONTHLY PAYMENTS GUARANTEED
Under this option, the Annuitant will receive a monthly annuity payment during the Annuitant's lifetime, with the guarantee that if the Annuitant dies before 120 payments have been made, the remainder of the 120 payments will be made to the beneficiary.

The beneficiary can elect to receive the remainder of the guaranteed annuity payments in monthly installments, or they can be paid in a lump sum. The lump sum payment will consist of the present value of the remaining guaranteed annuity payments as of the date the Company receives the notice of death, commuted at the assumed investment rate of 4%. The lump sum will be paid within seven days of receiving the request.

OPTION 3 - JOINT AND LAST SURVIVORSHIP ANNUITY
Under this option, the monthly annuity payments are made during the joint lifetime of the Annuitant and a second person and continue during the lifetime of the survivor. In other words, if the Annuitant dies first, payments continue during the second person's lifetime. It is possible to receive only one or two annuity payments if both the Annuitant and the second person die after the first or second payment is received.

IF NO SETTLEMENT OPTION IS SELECTED, OPTION 1 WILL AUTOMATICALLY BE APPLIED.

Mortality and Expense Guarantee

The Company guarantees that the dollar amount of each annuity payment after the first will not be affected by variations in mortality experience (the death rate) or the expenses of the Company. The Company also guarantees certain death benefits.

Frequency of Annuity Payments Annuity payments will be made in monthly installments. However, if the net amount available under any settlement option is less than $5,000, the Company has the right to pay the entire amount in a lump sum.

If the amount of a monthly annuity payment is, or becomes, less than $30, the Company has the right to change the frequency of the annuity payments so that each payment will be at least $30.

Amount of Annuity Payments

A variable annuity is an annuity with payments that

     o    are not predetermined as to dollar amount; and

     o will vary in amount with the investment experience of the applicable Subaccounts.

At the Income Date, the Contract Value of the Subaccounts will be applied to the applicable annuity tables contained in the Contract. The annuity table that is used will depend on the settlement option you choose. The same Contract Value amount applied to each settlement option may produce a different initial annuity payment.

The actual dollar amount of the annuity payments depends on four things:

     (1)  the Contract Value on the Income Date;

     (2)  the annuity table specified in the Contract;

     (3)  the settlement option selected; and

     (4)  the investment performance of the Portfolio(s) selected.

The annuity tables in the Contract are based on a 4% assumed investment rate. If the actual net investment rate exceeds 4%, your monthly payments will increase. Conversely, if the actual net investment rate is less than 4%, your monthly payments will decrease. If a higher assumed interest rate were used, the initial payment would be higher, but the actual net investment rate would have to be higher in order for annuity payments to increase.

Your monthly annuity payment will be equal to the value of a fixed number of annuity units each month. The value of a fixed number of annuity units will reflect the investment performance of the Portfolio(s) selected, and the amount of each annuity payment will vary accordingly. The Statement of Additional Information contains information regarding annuity unit values.

Additional Provisions

o Before the Company makes any life annuity payment, you may be required to provide proof of the Annuitant's age. If the Annuitant's age has been misstated, the amount of the payment will be the amount that the purchase payments would have provided at the correct age. Once monthly life annuity payments have begun, any underpayments will be made up in one lump sum with the next annuity payment; overpayments will be deducted from future annuity payments until the total is repaid.

o You must return the Contract to the Company before a settlement option is paid. Before a death benefit is paid, a certified copy of the death certificate must be submitted to the Company.

o Where payment under the Contract is contingent on the recipient being alive on a certain date, the Company may require proof that the recipient is alive.

o The U.S. Supreme Court has determined that, under certain circumstances, there may be a violation of Title VII of the Civil Rights Act of 1964, as amended, when retirement benefits are determined on the basis of the recipient's sex. The annuity tables contained in the Contract are not based on the Annuitant's sex.

                                 DEATH BENEFIT

Death of the Annuitant

If the Annuitant who is not the Contract Owner dies before the Income Date, the Company will pay the death benefit to the beneficiary. The amount of the death benefit will be determined as of the Valuation Period next following the date the Company receives:

(1)  a certified copy of the death certificate; AND

(2) an election to either receive the death benefit as a lump sum or under one of the settlement options.

If a lump sum payment is elected, the Company will pay it within seven days after it receives the election and the death certificate.

If the beneficiary does not elect a settlement option, the Company will pay the death benefit in a lump sum.

If the beneficiary elects to have the death benefit paid under a settlement option, the beneficiary has 60 days from the date the Company receives the death certificate to select a settlement option. If no settlement option is selected by the end of the 60-day period, the death benefit will be paid to the beneficiary in a lump sum. The death benefit will be paid according to applicable laws or regulations governing such payments.

The amount of the death benefit will be the greater of:

(1)  the sum of all purchase payments made, less surrendered amounts; or

(2)  the Contract Value.

If the Annuitant dies on or after the Income Date, the death benefit, if any, will be paid as provided for in the settlement option you selected. The Company will require proof of the Annuitant's death.

Death of the Contract Owner

If the Contract is issued under a non-qualified plan, the death benefit will be paid as follows:

If you, as the Contract Owner (regardless of whether you are the Annuitant), die before the Income Date, the entire Contract Value must be distributed within five years of the date of your death, unless:

(1) it is payable over the lifetime of a designated beneficiary with distributions beginning within one year of the date of your death; OR

(2) the Contingent Owner, if any, continues the Contract in his or her own name. (The Contingent Owner must be your spouse.)

If the owner of the Contract is a non-natural person, for purposes of the death benefit, the Annuitant will be treated as the Contract Owner and the death of the Annuitant or a change of the Annuitant will be treated as the death of the Contract Owner.

PURCHASES AND CONTRACT VALUE

You may purchase the Contract under a flexible purchase payment plan. You can remit purchase payments to the Company as frequently and in the amount you select on the application. The initial purchase payment is due on the date the Contract becomes effective. The Company has the right to reject any application or purchase payment.

                              Minimum Initial    Minimum Subsequent
                              Purchase Payment   Purchase Payment

Qualified or Non-Qualified       $1,000        $ 50 in monthly installments
Contract                                       $150 in quarterly installments
                                               $300 in semi-annual installments
                                               $600 in annual installments

Qualified or Non-Qualified       $  100        $100 monthly via automatic
Contract purchased with                        withdrawal from your
an automatic payment plan                      bank account

Contract issued in connection    $2,000
with a lump-sum rollover,
from another account, plan or
fund to the Variable Account
with no additional purchase
payments to be made

Minimum initial and subsequent purchase payments will be waived for employer-sponsored payroll deduction programs in connection with a qualified contract.

The Company has the right to establish administrative policies that may decrease the minimum purchase payment requirements.

Change in Purchase Payments

As the Contract Owner, you may elect to increase, decrease or change the frequency or the amount of your purchase payments so long as you meet the minimum requirements set forth above.

Allocation of Purchase Payments

You can allocate purchase payments to an appropriate Subaccount(s) within the Variable Account. The Company converts purchase payments into Accumulation Units. Purchase payments allocated to a Subaccount are divided by the value of that Subaccount's Accumulation Unit for the Valuation Period during which the allocation occurs to determine the number of Accumulation Units attributable to the purchase payments.

  Example:  Amount of purchase payment                    =       $100
            Value of one Subaccount Accumulation Unit     =       $ 10
            $100 / $10 = 10  Accumulation Units

For initial purchase payments, if the application is in good order, the Company will apply the purchase payment to the Variable Account and will credit the Contract with Accumulation Units within two business days.

If the application is not in good order, the Company will attempt to get it in good order or the application and the initial purchase payment will be returned within five business days. Once the application is deemed to be in good order, the Company will apply the purchase payment to the Variable Account and credit the Contract with Accumulation Units within two business days.

For subsequent purchase payments, the Company will apply the purchase payments to the Variable Account and will credit the Contract with Accumulation Units during the next Valuation Period after the Valuation Period in which it receives the purchase payment.

Accumulation Units

Purchase payments are converted into Accumulation Units. The Company does this by dividing the amount of the purchase payment you allocate to a Subaccount by the Accumulation Unit value for that Subaccount.

When the Variable Account was established, the Company set the value of an Accumulation Unit at $10. For each subsequent Valuation Period, the Company has determined the Accumulation Unit value by:

(1)  determining the total amount of money invested in the particular
     Subaccount;

(2) subtracting from that amount the mortality and expense risk premium and any other charges, such as taxes, the Company has deducted; and

(3)  dividing this amount by the number of outstanding Accumulation Units.

The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. It is affected by:

        o the investment performance of the Subaccount;
        o expenses; and
        o deduction of certain charges.

The value of an Accumulation Unit is determined each day that the New York Stock Exchange is open for trading. See the definition of "Valuation Date" on page 4 of this Prospectus.

Distribution Of Contract

Sentry Equity Services, Inc. ("Sentry Equity"), 1800 North Point Drive, Stevens Point, Wisconsin, a wholly-owned subsidiary of SIAMCO, is the principal underwriter of the Contract. The Contract is sold through licensed insurance agents in states where the Contract may lawfully be sold. The agents are registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. Sentry Equity is paid first-year and renewal commissions, not exceeding 4.7% of purchase payments, for its services in distributing the Contract. Sentry Equity, in turn, pays all or a portion of these amounts to the selling agent or agency.

                                   SURRENDERS

While the Contract is in effect, and before the earlier of the Income Date or the Annuitant's death, the Company will allow you to surrender all or a portion of the Contract for its surrender value. You must submit a request in writing to the Company for a surrender. The Company will pay the surrender amount within seven days.

Surrenders will result in the cancellation of Accumulation Units from each applicable Subaccount in the ratio that the value of each Subaccount bears to the total Contract Value. If you would like some other method of cancellation to be used, you must notify the Company beforehand in writing.

The surrender value will be the Contract Value for the next Valuation Period following the Valuation Period during which the Company receives your written request, reduced by the sum of:

     (1) the total of any applicable premium taxes not previously deducted; PLUS

     (2) any applicable contract maintenance charge; PLUS

     (3) any applicable contingent deferred sales charge.

Because of the potential tax consequences of a surrender, including possible tax penalties, you should consult your tax adviser before making a surrender.

The Company may suspend the right to surrender or delay payment of a surrender for more than seven days when:

     (1) the New York Stock Exchange is closed (on other than customary weekend and holiday closings);

     (2) trading on the New York Stock Exchange is restricted;

     (3) an emergency exists and it is not reasonably practicable to dispose of the securities held in the Variable Account, or it is not reasonably practicable to determine the net asset value of the Variable Account; or

          (4) during any other period when the Securities and Exchange Commission permits suspension of payments.

The applicable rules and regulations of the Securities and Exchange Commission will control as to whether conditions (2) or (3) exist.

Limitations on Surrenders from 403(b) Annuities

If the Contract is a 403(b) annuity with contributions made under a salary reduction agreement (as defined in Section 403(b)(11) of the Code) withdrawals can only be taken under certain circumstances. In order to take a withdrawal from a 403(b) annuity, you must meet one the following conditions:

     o be at leastage 591/2;
     o separate from the service of your employer;
     o die;
     o becomedisabled (as defined in the Code); or
     o have a case of hardship.

Withdrawals for hardship are restricted to the portion of the Contract Value represented by your contributions and does not include investment earnings. The limitations on withdrawals were effective January 1, 1989, and apply only to:

     o salary reduction contributions made after December 31, 1988;
     o income attributable to such contributions; and
     o income attributable to amounts held as of December 31, 1988.

These limitations will apply to all amounts (regardless of when or how contributions were originally made) which are transferred or rolled over from a TSA custodial account (as defined in the Code) into your account. The limitations on withdrawals do not affect rollovers or transfers between certain qualified plans. Tax penalties may also apply. You should consult your tax adviser regarding any withdrawals from a 403(b) annuity.

Texas Optional Retirement Program

If the Contract is issued to a participant in the Texas Optional Retirement Program("ORP"), it will contain an ORP endorsement amending the Contract in two ways. First, if for any reason the second year of the ORP participation is not begun, the total amount of the State of Texas' first-year contribution will be returned to the appropriate institution of higher education at its request. Second, no benefits will be payable, through surrender or otherwise, unless the participant dies, accepts retirement, terminates employment in all Texas institutions of higher education, or attains the age of 701/2 . The value of the Contract may, however, be transferred to other contracts or carriers during the period of ORP participation. A participant in ORP is required to obtain a certificate of termination from the employer before the Contract can be redeemed.

                               FEDERAL TAX STATUS

NOTE: THE FOLLOWING DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT IF CHANGES TO THESE LAWS WILL BE MADE. YOU ARE CAUTIONED TO SEEK TAX ADVICE AS TO POSSIBLE CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACT. YOU BEAR THE COMPLETE RISK THAT THE CONTRACT MAY NOT BE TREATED AS AN ANNUITY CONTRACT UNDER FEDERAL INCOME TAX LAWS. YOU SHOULD ALSO UNDERSTAND THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DISCUSSED HERE MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

General

Section 72 of the Code governs taxation of annuities in general. You will not be taxed on the increases in value of the Contract until distribution occurs, either as a lump sum payment or as annuity payments under the settlement option selected. If you take a lump sum payment as a total surrender of the Contract before the Income Date, you will be taxed on the portion of the lump sum payment that exceeds the cost basis of the Contract. With a Non-Qualified Contract, the cost basis generally equals the purchase payments, which have already been taxed. With a Qualified Contract, there may be no cost basis. The taxable portion of a lump sum payment is taxed at ordinary income tax rates.

When the Annuitant starts receiving annuity payments on the Income Date, a portion of each payment in excess of an exclusion amount is included in taxable income. The exclusion amount for payments based on a variable settlement option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. The annuity payments you receive after the investment in the Contract has been recovered (i.e., when the total of the excluded amount equals the investment in the Contract) are fully taxed. The taxable portion is taxed at ordinary income tax rates.

You are urged to consult your tax adviser regarding the tax consequences of any type of distribution or payment under the Contract.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Variable Account is not a separate entity from the Company and its operations form a part of the Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) when the investments are not adequately diversified, as required by U.S. Treasury Department regulations.

If it is determined that the Contract does not meet the definition of an annuity contract, you, as the Contract Owner, would be liable for federal income tax on the earnings portion of the Contract prior to the receipt of the income. The Code contains a safe harbor provision which provides that annuity contracts meet the diversification requirements if, at the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

In 1989, the Treasury Department issued regulations that amplify the diversification requirements for variable contracts contained in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio is deemed adequately diversified if:

o no more than 55% of the value of the total assets of the portfolio is represented by any one investment;

o no more than 70% of the value of the total assets of the portfolio is represented by any two investments;

o no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and

o no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of diversification, each U.S. government agency or instrumentality is treated as a separate issuer.

The Company intends that the Mutual Funds underlying the Contract will be managed by the investment advisers so as to comply with the diversification requirements.

Contract Owner Control of Investments

Currently, there is no official guidance as to whether, or under what circumstances, control of the investments of the Variable Account by the Contract Owner will cause the owner to be treated as the owner of the assets of the Variable Account, thereby causing the Contract to lose its favorable tax treatment.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that a policy owner was not the owner of the assets of a separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered the owner of the assets of the Variable Account.

In the event any forthcoming guidance or ruling sets forth a new position, the guidance or ruling will generally be applied only prospectively. However, if the ruling or guidance is not considered to set forth a new position, it may be applied retroactively, resulting in the Contract Owner being determined to retroactively be the owner of the assets of the Variable Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

Federal tax laws provide that multiple non-qualified annuity contracts that are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from the combination of contracts. For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. You should consult your tax adviser before purchasing more than one non-qualified annuity contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998, a tax court ruled that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. In late 1999, the Internal Revenue Service acquiesced to the tax court's ruling, but stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations in order to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. Without further guidance from the IRS, it is unclear what specific types of partial exchanges will be challenged by the IRS. Currently, the Company does not allow partial exchanges of annuity contracts. However, due to the uncertainty in this area, you should consult you own tax adviser before entering into a partial exchange of any annuity contract.

Owner Other Than Natural Person

Under Section 72(u) of the Code, the investment earnings on purchase payments will be taxed currently to the Contract Owner if the Contract Owner is a non-natural person, such as a corporation or certain other entities. A contract held by a non-natural person will generally not be treated as an annuity for federal income tax purposes.

However, this does not apply to a contract held by a trust or other entity as an agent for a natural person, nor does it apply to a contract held by a qualified plan. You should consult your own tax adviser before purchasing the Contract if it is to be held by a non-natural person.

Tax Treatment of Assignments

If you assign or pledge the Contract, there may be tax implications. You should consult your tax adviser before assigning or pledging the Contract.

Gifting a Contract

If you transfer ownership of your Contract to a person other than your spouse, or former spouse incident to a divorce, and you receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Taxation of Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or annuity payments. Estate taxes may also apply.

Income Tax Withholding

All distributions under the Contract, or the portion of the distribution that is included in your gross income, are subject to federal income tax withholding. Generally, if you are receiving periodic payments, the withholding rate is the same as for wages; for non-periodic payments, the withholding rate is 10%. However, you may elect not to have taxes withheld or to have them withheld at a different rate.

Certain distributions from retirement plans qualified under Sections 401 or 403(b) of the Code that are not directly rolled over to another qualified retirement plan, an individual retirement account, or an individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:

(1) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or distributions for a specified period of 10 years or more; or

(2)  distributions that are required minimum distributions; or

(3) the portion of the distribution that is not includable in gross income (the return of any after-tax contributions); or

(4)  hardship withdrawals.

You should consult your tax adviser regarding withholding requirements.

Tax Treatment of Withdrawals - Non-Qualified Contracts and Section 457 Contracts

Section 72 of the Code governs the treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn under the Contract will be treated as first coming from earnings and then, only after the earnings portion is exhausted, as coming from the purchase payments. Earnings that are withdrawn must be included in your gross income.

Section 72 further provides that a 10% penalty will apply to the earnings portion of any distribution. However, the 10% penalty does not apply to amounts received:

(1)  after the taxpayer reaches age 591/2;
(2)  after the Contract Owner's death;
(3)  if the taxpayer is totally disabled (as defined in the Code);
(4) in a series of substantially equal periodic payments made at least annually during the taxpayer's lifetime (or expected lifetime) or for the joint lives (or joint live expectancies) of the taxpayer and his or her beneficiary;
(5)  under an immediate annuity; or
(6)  that are allocable to purchase payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 591/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception is used.

The Contract provides that if the Annuitant dies prior to the Income Date, the death benefit will be paid to the beneficiary. Payments made upon the death of the Annuitant who is not the Contract Owner do not qualify for the death-of-contract-owner exception in (2) above and will be subject to the 10% penalty, unless the beneficiary is at least age 591/2 or one of the other exceptions to the penalty applies.

The above information applies to Qualified Contracts issued under Section 457 of the Code, but does not apply to other Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to other Qualified Contracts (see below).

Withdrawals - Investment Adviser Fees

The Internal Revenue Service has, through a series of private letter rulings, held that the payment of investment adviser fees from an IRA or a tax-sheltered annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the Contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract.

Qualified Plans

The Contract offered by this Prospectus is suitable for use under various types of qualified plans. The tax implications for participants in qualified plans vary with the type of plan and the terms and conditions of each plan. You should be aware that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contract.

Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plan to the extent such terms conflict with the terms of the Contract unless the Company specifically consents to be bound. You are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax-deferred. However, the Contract has features and benefits other than tax-deferral that may make it appropriate for a qualified plan.

Following are general descriptions of the types of qualified plans that can be used with the Contract. The descriptions are not comprehensive and are for your general information only. Tax laws and regulations regarding qualified plans are very complex and have different applications depending on individual facts and circumstances. You should consult your tax adviser before purchasing the Contract under a qualified plan.

If the Contract is issued pursuant to a qualified plan, it may contain special provisions that are more restrictive than the Contract provisions described in this Prospectus. Generally, if the Contract is issued under a qualified plan, the Contract is not transferable except if it is surrendered or annuitized.

Various penalties and excise taxes may apply to purchase payments
(contributions) or distributions made in violation of applicable limits. Certain withdrawal penalties and restrictions may apply to surrenders from a Qualified Contract.

The Contract is no longer available in connection with H.R. 10 (Keogh) Plans or corporate pension and profit-sharing plans with the exception of SIMPLE IRAs and simplified employee pension (SEP) plans. The information provided below is being included to provide disclosure to owners of Contracts that were issued under these types of plans.

TAX SHELTERED ANNUITIES

The Code permits the purchase of tax-sheltered annuities by public schools and certain charitable, educational and scientific organizations. Qualifying employers may make contributions to these annuities on behalf of their employees. The contributions are not included in the gross income of the employees until the employees receive distributions from the annuities. The amount of contributions is limited to certain maximums imposed by the Code. The Code also provides restrictions on transferability, distributions, nondiscrimination and withdrawals of tax-sheltered annuities. You should consult with your tax adviser regarding the tax consequences of investing in a tax-sheltered annuity. Loans are not available under the Contract.

INDIVIDUAL RETIREMENT ANNUITIES
The Code permits eligible individuals to contribute to an individual retirement plan known as an individual retirement annuity or IRA. Under applicable limits, you can contribute certain amounts to an IRA that can be deducted from your taxable income. There are also limits with respect to eligibility, contributions, transferability and distributions. Under certain conditions, distributions from other IRAs and other qualified plans may be rolled over or transferred on a tax-deferred basis into an IRA. If the Contract is to be used as an IRA, there are specific requirements imposed by the Code. In addition, the Company is required to give you additional informational disclosure if you purchase the Contract as an IRA. However, you should consult with your tax adviser regarding the tax consequences and suitability of investing in an IRA.

Roth IRA. Under an individual retirement annuity known as a Roth IRA, contributions are made with after-tax dollars, but the earnings are distributed tax-free if certain conditions are met. Subject to certain income limits, a maximum of $2,000 per year may be contributed to a Roth IRA. Distributions from a Roth IRA are tax-free if it has been held for at least five years AND it meets one of the following requirements:

o the distribution is made after age 591/2 or the taxpayer has died or is disabled;

o the distribution is being used for a qualified first-time home purchase, subject to a $10,000 lifetime maximum, by the taxpayer, a spouse, child, grandchild, or ancestor.

Certain penalties may apply if you receive a non-qualified distribution. Rollovers to or from a Roth IRA can be made under certain circumstances, however, there may be a tax liability if the rollover involves a non-Roth IRA.

If you are considering a Roth IRA, you should consult with your tax adviser regarding the tax implications and suitability.

SIMPLE IRAs

Section 408(p) of the Code permits certain employers (generally those with less than 100 employees) to establish a retirement program for employees using Savings Incentive Match Plan Retirement Annuities ("SIMPLE IRA"). SIMPLE IRA programs can only be established with the approval of and adoption by the employer of the Contract owner of the SIMPLE IRA. Contributions to SIMPLE IRAs will be made pursuant to a salary reduction agreement in which an owner would authorize his or her employer to deduct a certain amount from his or her pay and contribute it directly to the SIMPLE IRA. The owner's employer will also make contributions to the SIMPLE IRA in amounts based on certain elections of the employer. The only contributions that can be made to a SIMPLE IRA are salary reduction contributions and employer contributions as described above, and rollover contributions from other SIMPLE IRAs. Purchasers of a Contract to be qualified as a SIMPLE IRA should obtain competent tax advice as to the tax treatment and suitability of this type of investment.

Pension and Profit-Sharing Plans

The Code permits employers, including self-employed individuals, to establish various types of retirement plans for employees. Contributions to the plans for the benefit of employees are not included in the employees' gross income until distributed from the plan. The employees' tax liabilities may vary depending on the particular plan design. However, the Code places limits and restrictions on all plans with respect to such things as amount of allowable contributions; form, manner and timing of distributions; transfer of benefits; vesting and non-forfeiture of interests; nondiscrimination in eligibility and participation; and tax treatment of distributions, withdrawals and surrenders. You should consult your tax adviser regarding the tax consequences and suitability of investing in pension and profit-sharing plans.

Tax Treatment Of Withdrawals - Qualified Contracts

In the case of a withdrawal from a Qualified Contract, a ratable portion of the amount you receive is taxable, generally based on the ratio of your cost basis to your total accrued benefit under the plan. Special tax rules may apply to certain distributions from a Qualified Contract. The Code imposes a 10% penalty on the taxable portion of any distribution from qualified retirement plans.

To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty is imposed. The tax penalty will also not apply to the following:

(1)  distributions made on or after age 591/2;
(2)  distributions following death or disability;
(3) after separation from service, distributions that are part of substantially equal periodic payments made at least annually for the life (or life expectancy) of the Contract Owner or the Annuitant (as applicable) or the joint lives (or joint life expectancies) of the Contract Owner or Annuitant (as applicable) and the designated beneficiary;
(4)  distributions after separation from service after age 55;
(5) under limited conditions, distributions made for amounts paid during the taxable year for medical care;
(6) distributions paid to an alternate payee pursuant to a qualified domestic relations order;
(7)  distributions made on account of an IRS levy on the Qualified Contract;
(8) under limited conditions, distributions from an IRA to purchase medical insurance;
(9) under limited conditions, distributions from an IRA for qualified higher education expenses; and
(10) with limitations, distributions from an IRA for qualified first-time home purchases.

The exceptions in (4) and (6) above do not apply in the case of an IRA. The exception in (3) above applies to an IRA without the requirement that there be a separation from service. With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 591/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception is used.

Required Distributions

Generally, if the Contract is issued under a qualified plan, annuity payments must begin no later than (a) April 1 of the calendar year following the calendar year in which you reach age 701/2 ; OR (b) the calendar year in which you retire, whichever is LATER. The date in (b) does not apply to an IRA.

Under a qualified plan, annuity payments must be made over a period not exceeding your life expectancy or the life expectancies of you and your designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed on the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the owner.

The Internal Revenue Service has issued new proposed regulations regarding required distributions from qualified plans. These new rules are to be effective January 1, 2002. However, these new rules may be used in determining required distributions for 2001 by owners of IRAs and in some cases by owners of tax-sheltered annuity contracts and pension and profit sharing plan contracts. You should consult with your qualified plan sponsor and tax adviser to determine if these new rules are available for your benefit.

Tax Sheltered Annuities - Withdrawal Limitations

If the Contract is a 403(b) annuity (also known as a tax-sheltered annuity) with contributions made under a salary reduction agreement (as defined the Code) withdrawals can only be taken under certain circumstances. In order to take a withdrawal from a 403(b) annuity, you must meet one the following conditions:

o    be at least age 59 1/2;
o    separate from the service of your employer;
o    die;
o    become disabled (as defined in the Code); or
o    have a case of hardship.

Withdrawals for hardship are restricted to the portion of the Contract Value represented by your contributions and does not include investment earnings. The limitations on withdrawals became effective January 1, 1989, and apply only to:

o    salary reduction contributions made after December 31, 1988;
o    income attributable to such contributions; and
o    income attributable to amounts held as of December 31, 1988.

The limitations on withdrawals do not affect rollovers or transfers between certain qualified plans. Tax penalties may also apply. You should consult your tax adviser regarding any withdrawals from a 403(b) annuity.

Section 457 - Deferred Compensation Plans

Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in deferred compensation plans under Section 457 of the Code. The amounts deferred under a plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,000 or 331/3 percent of the participant's includable compensation. However, in limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of a plan established by a governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of the participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 20, 1996, must have been amended to satisfy the trust and exclusive benefit requirements prior to January 1, 1999, and must have been amended no later than that date to continue to receive favorable tax treatment. The trust requirement does not apply to amounts under a plan of a tax exempt (non-governmental) employer. In addition, the trust requirement does not apply to amounts under a plan of a governmental employer if the plan is not an eligible plan within the meaning of Section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a plan are prohibited under Section 457 of the Code unless made after the participating employee:

o    attains age 70 1/2;
o    separates from service;
o    dies; or
o    suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a plan under Section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under Section 457 of the Code.

LEGAL PROCEEDINGS

Neither the Variable Account nor the underwriter, Sentry Equity, is a party to any legal proceedings. The Company is engaged in routine litigation which, in the opinion of the Company, is not material in relation to the total capital and surplus of the Company.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Item                                                         Page
THE COMPANY                                                    3
DISTRIBUTION OF THE CONTRACT                                   3
INDEPENDENT ACCOUNTANTS                                        3
LEGAL OPINIONS                                                 3
YIELD CALCULATION FOR T. ROWE PRICE PRIME RESERVE SUBACCOUNT   3
PERFORMANCE INFORMATION                                        4
ANNUITY PAYMENTS                                               6
        Annuity Unit                                           6
        Amount of Annuity Payments                             7
        Net Investment Factor                                  7
FINANCIAL STATEMENTS                                           7

Underwriter for the Contract
      Sentry Equity Services, Inc.
      Stevens Point, Wisconsin

Legal Opinions
      Blazzard, Grodd & Hasenauer, P.C.
      Westport, Connecticut

Independent Accountants
      For Sentry Life Insurance Company
      PricewaterhouseCoopers LLP
      Milwaukee, Wisconsin

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                 INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED
                           VARIABLE ANNUITY CONTRACT
                                   issued by
                           SENTRY VARIABLE ACCOUNT II
                                      and
                         SENTRY LIFE INSURANCE COMPANY

This is not a Prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus for the individual flexible purchase payment deferred variable annuity contract which is referred to herein.

The Prospectus concisely presents information that a prospective investor should know before investing. For a copy of the Prospectus, call or write the Company at 1800 North Point Drive, Stevens Point, WI 54481, (800) 533-7827.

This Statement of Additional Information and the Prospectus are dated May 1,
2001.

                               TABLE OF CONTENTS

Item                                                              Page
THE COMPANY                                                        3
DISTRIBUTION OF THE CONTRACT                                       3
INDEPENDENT ACCOUNTANTS                                            3
LEGAL OPINIONS                                                     3
YIELD CALCULATION FOR T. ROWE PRICE PRIME RESERVE SUBACCOUNT       3
PERFORMANCE INFORMATION                                            4
ANNUITY PAYMENTS                                                   6
Annuity Unit                                                       6
Amount of Annuity Payments                                         7
Net Investment Factor                                              7
FINANCIAL STATEMENTS                                               7

                                  THE COMPANY

Sentry Life Insurance Company (the "Company") is a stock life insurance company incorporated in 1958, pursuant to the laws of the State of Wisconsin. Its home office is located at 1800 North Point Drive, Stevens Point, Wisconsin. It is licensed to conduct life, annuity and accident and health insurance business in in all states, except New York, and in the District of Columbia. The Company is a wholly-owned subsidiary of Sentry Insurance a Mutual Company ("SIAMCO"). SIAMCO is a mutual insurance company incorporated under the laws of Wisconsin with headquarters at 1800 North Point Drive, Stevens Point, Wisconsin. SIAMCO owns and controls, either directly or through subsidiary companies, a group of insurance and related companies, including Sentry Life Insurance Company of New York and Sentry Equity Services, Inc.

                          DISTRIBUTION OF THE CONTRACT

Sentry Equity Services, Inc. ("Sentry Equity"), 1800 North Point Drive, Stevens Point, Wisconsin, a wholly-owned subsidiary of SIAMCO, serves as the principal underwriter of the Contract. The Contract is sold through licensed insurance agents in states where the Contract may be lawfully sold. The agents are registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. Sentry Equity will be paid first-year and renewal commissions for its services in distributing the Contract, which will not exceed 4.7% of purchase payments. Sentry Equity will, in turn, pay all or a portion of these amounts to the selling agent or agency. The Contract is sold on a continuous basis.

Sentry Equity also acts as principal underwriter for Sentry Fund, Inc., an open-end management investment company. Sentry Equity was paid underwriter commissions in the aggregate for the years 1998, 1999 and 2000 of $392,706, $435,255, and $537,460, respectively. Of those amounts it retained $236,907, $287,172, and $288,956, respectively.

                            INDEPENDENT ACCOUNTANTS

The statutory financial statements of the Company as of December 31, 2000 and 1999, and for the years then ended, and the financial statements of the Variable Account as of December 31, 2000, and for each of the two years in the period then ended or for the period indicated, have been audited by PricewaterhouseCoopers LLP, Milwaukee, Wisconsin, independent accountant, whose reports appear herein and have been included in reliance on its authority as an expert in accounting and auditing.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut, has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contract.

          YIELD CALCULATION OF T. ROWE PRICE PRIME RESERVE SUBACCOUNT

The T. Rowe Price Prime Reserve Subaccount of the Variable Account will calculate its current yield based on the seven days ended on the date of calculation.

The current yield of the T. Rowe Price Prime Reserve Subaccount is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing contract owner account having a balance of one Accumulation Unit of the Subaccount at the beginning of the period, subtracting the mortality and expense risk premium and contract maintenance charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

The yields quoted should not be considered a representation of the yield of the
T. Rowe Price Prime Reserve Subaccount in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the T. Rowe Price Prime Reserve Subaccount and changes in the interest rates on such investments, but also on changes in the T. Rowe Price Prime Reserve Subaccount's expenses during the period.

Yield information may be useful in reviewing the performance of the T.
Rowe Price Prime Reserve Subaccount and for providing a basis of comparison with other investment alternatives. However, the T. Rowe Price Prime Reserve Subaccount's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time. The yield information does not reflect the deduction of any applicable contingent deferred sales charge at the time of the surrender. (See "Charges and Deduction - Contingent Deferred Sales Charge" in the Prospectus.)

PERFORMANCE INFORMATION

The following table shows the average annual total return and the cumulative total return figures for the period since inception of the Subaccounts; that is, since the Subaccounts began investing in the Portfolios listed:


                               CUMULATIVE        AVERAGE ANNUAL
                              TOTAL RETURN        TOTAL RETURN
                                  Since              Since
                               Inception          Inception

T. Rowe Price                     (1.47)%          (1.47)%
 Prime Reserve
 Portfolio*
T. Rowe Price                      1.87%            1.87%
 Limited-Term Bond
 Portfolio*
T. Rowe Price                     (0.85)%          (0.85)%
 Personal Strategy
 Balanced Portfolio*
T. Rowe Price                      7.40%            7.40%
 Equity Income
 Portfolio**
T. Rowe Price                    (20.19)%         (20.19)%
 International Stock
 Portfolio**
Janus Aspen                       (9.83)%          (9.83)%
 Balanced Portfolio**
Janus Aspen                      (25.19)%         (25.19)%
 Growth Portfolio**
Janus Aspen                      (35.18)%         (35.18)%
 Aggressive Growth
 Portfolio*
Janus Aspen                      (27.34)%         (27.34)%
 Capital Appreciation
 Portfolio**
Janus Aspen                      (26.08)%         (26.08)%
 Worldwide Growth
 Portfolio**

**These Subaccounts began investing in the Portfolios on January 7, 2000. **These Subaccounts began investing in the Portfolios on May 1, 2000.

The following table shows the average annual total return figures and the cumulative total return figures of the Portfolios for the one- and five- year periods and since inception to December 31, 2000, are as follows:

                                    CUMULATIVE                           AVERAGE ANNUAL
                                   TOTAL RETURN                           TOTAL RETURN
                                                 Since                                   Since
                          One Year  Five Years  Inception       One Year   Five Years  Inception
T. Rowe Price              (0.47)%      --        14.35%          (0.47)%      --         3.41%
 Prime Reserve
 Portfolio*
T. Rowe Price               2.64%     20.05%    33.18%             2.64%       3.72%      4.41%
 Limited-Term Bond
 Portfolio*
T. Rowe Price              (1.14)%    63.08%   108.40%            (1.14)%     10.26%     13.30%
 Personal Strategy
 Balanced Portfolio*
T. Rowe Price               6.41%     82.69%   158.99%             6.41%      12.79%     15.12%
 Equity Income
 Portfolio*
T. Rowe Price             (24.09)%    38.64%    54.05%           (24.09)%      6.74%      6.60%
 International Stock
 Portfolio*
Janus Aspen                (8.73)%   119.18%   188.27%            (8.73)%     16.97%     15.60%
 Balanced Portfolio*
Janus Aspen               (20.85)%   125.50%   204.37%           (20.85)%     17.64%     16.46%
 Growth Portfolio*
Janus Aspen               (37.90)%   133.23%   298.65%           (37.90)%     18.43%     20.84%
 Aggressive Growth
 Portfolio*
Janus Aspen               (24.43)%      --     156.86%           (24.43)%      --        29.30%
 Capital Appreciation
 Portfolio*
Janus Aspen               (21.96)%   162.20%   293.90%           (21.96)%     21.24%     20.65%
 Worldwide Growth
 Portfolio*

*Dates of inception of the Portfolios are as follows:
T. Rowe Price Prime Reserve Portfolio: December 31, 1996
T. Rowe Price Limited-Term Bond Portfolio: May 13, 1994
T. Rowe Price Personal Strategy Balanced Portfolio: December 30, 1994
T. Rowe Price Equity Income Portfolio: March 31, 1994
T. Rowe Price International Stock Portfolio: March 31, 1994
Janus Aspen Balanced Portfolio: September 13, 1993
Janus Aspen Growth Portfolio: September 13, 1993
Janus Aspen Aggressive Growth Portfolio: September 13, 1993
Janus Aspen Capital Appreciation Portfolio: May 1, 1997
Janus Aspen Worldwide Growth Portfolio: September 13, 1993

The above figures include the deduction of a 1.20% Mortality and Expense Risk Premium, a $30 Contract Maintenance Charge and the Investment Management and Administration Fees and other expenses, if applicable, paid by the Portfolios. The returns reported above also reflect the deduction of the Contract's Contingent Deferred Sales Charge from each Portfolio's one year total return, when such charge equals 5% of a surrendered Purchase Payment, and from each Portfolio's five year total return, when the charge equals 1% of a surrendered Purchase Payment.

The T. Rowe Price Prime Reserve Portfolio, the T. Rowe Price Limited-Term Bond Portfolio, the T. Rowe Price Personal Strategy Balanced Portfolio, and the Janus Aspen Series Aggressive Growth Portfolio were made available for investment in connection with the Contract on January 7, 2000. The remaining Portfolios were made available for investment on May 1, 2000. For periods starting prior to the date the Contract first invested in the Portfolio, the performance information shown above is based on the historical performance of the Portfolio, modified to reflect the charges and expenses of the Contract, as if the Contract had invested in the Portfolio during the periods stated. These figures should not be interpreted to reflect actual historical performance of the Contract.

The hypothetical value of a Contract purchased for the time periods described above is determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable Contract Maintenance Charges and any applicable Contingent Deferred Sales Charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described above, as the case may be. The formula used in these calculations is:
                    P (1 + T)n = ERV

            Where:
            P = a hypothetical initial payment of $1,000
            T = average annual total return
            n = number of years
          ERV = ending redeemable value at the end of the one- and five year periods and since inception to December 31, 2000 (or fractional portion thereof), of a hypothetical $1,000 payment made at the beginning of each period presented to December 31, 2000.

The calculation of the cumulative total return for the Portfolios under the Contract issued by the Company is not subject to a standardized formula. The hypothetical value of a Contract purchased for the time periods described above is determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment and deducting any applicable contract maintenance charge and any applicable contingent deferred sales charge to arrive at the ending hypothetical value. The total return percentage is then determined by subtracting the initial investment from the ending hypothetical value and dividing the difference by the initial investment and expressing the result as a percentage.

The cumulative total return quotation figures were calculated using the following assumptions:

(1) The one-year figure assumes that values based on a $1,000 payment made on December 31, 1999, were redeemed on December 31, 2000.

(2) The five-year figure assumes that values based on a $1,000 payment made on December 31, 1995, were redeemed on December 31, 2000.

(3) The since inception figures assume that values based on a $1,000 payment made on the inception dates were redeemed on December 31, 2000.

ALL QUOTATION FIGURES ABOVE REPRESENT PAST PERFORMANCE OF EACH INVEST- MENT OPTION. THE TOTAL RETURN FIGURES FLUCTUATE DAILY, SO THE ABOVE QUOTA- TIONS ARE NOT REPRESENTATIVE OF FUTURE BENEFITS.

                                ANNUITY PAYMENTS

Annuity Unit

Initially, the value of an Annuity Unit was set at $10. For each subsequent Valuation Period, the Annuity Unit value is determined as follows:

(1) the Annuity Unit value for a Subaccount for the last Valuation Period is multiplied by the net investment factor for the Subaccount for the next Valuation Period;

(2) the result is divided by the assumed investment factor for that Valuation Period.

The net investment factor may be greater or less than one; therefore, the Annuity Unit value may increase or decrease.

Amount of Annuity Payments

(1) The dollar amount of the first annuity payment is divided by the value of an Annuity Unit as of the income date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the annuity payment period, subject to any transfers.

(2) The fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

The total dollar amount of each annuity payment is the sum of all Subaccount annuity payments less any applicable contract maintenance charge.

The Subaccount Annuity Unit value at the end of any Valuation Period is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding Valuation Period by the quotient of (1) and (2), where:

(1) is the net investment factor for the Valuation Period for which the Subaccount Annuity Unit value is being determined; and

(2) is the assumed investment factor for such Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first annuity payment. Such factor for any Valuation Period shall be the accumulated value of $1.00 deposited at the beginning of such period at the assumed investment rate of 4%.

Net Investment Factor

The net investment factor for any Subaccount for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result where:

(1) is the net result of:

    (a) the net asset value per share of the Mutual Fund or Portfolio held in the Subaccount determined as of the current Valuation Period; PLUS

    (b) the per share amount of any dividend or capital gain distribution made by the Mutual Fund or Portfolio held in the Subaccount if the "ex-dividend" date occurs during the current Valuation Period; PLUS OR MINUS

    (c) a per share charge or credit, which is determined by the Company, for changes in tax reserves resulting from investment operations of the Subaccount;

(2) is the net result of:

    (a) the net asset value per share of the Mutual Fund or Portfolio held in the Subaccount determined as of the immediately preceding Valuation Period; PLUS OR MINUS

    (b) the per share charge or credit for any changes in tax reserve for the immediately preceding Valuation Period; and

(3) is the percentage factor representing the mortality and expense risk premiums.

The net investment factor may be greater or less than one; therefore, the Annuity Unit value may increase or decrease.

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                         SENTRY LIFE INSURANCE COMPANY
                           SENTRY VARIABLE ACCOUNT II
                              Financial Statements
                           December 31, 2000 and 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Sentry Life Insurance Company
   and
The Contract Owners of
Sentry Variable Account II:

In our opinion, the accompanying combined statement of assets and liabilities and the related separate statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Sentry Variable Account II, and the Janus Aspen Growth Portfolio, Janus Aspen Aggressive Growth Portfolio, Janus Aspen Capital Appreciation Portfolio, Janus Aspen Worldwide Growth Portfolio, Janus Aspen Balanced Portfolio, T. Rowe Price Prime Reserve Portfolio, T. Rowe Price Equity Income Portfolio, T. Rowe Price Limited Term Bond Portfolio, T. Rowe Price Personal Strategy Balanced Portfolio, and T. Rowe Price International Stock Portfolio thereof, at December 31, 2000, and the results of each of their operations and changes in each of their net assets for each of the two years in the period then ended, or for the period May 1, 2000 (commencement of operations) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Sentry Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2000, by correspondence with the custodian, provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
February 9, 2001

                         SENTRY LIFE INSURANCE COMPANY
                           Sentry Variable Account II
                      STATEMENT OF ASSETS AND LIABILITIES
                               December 31, 2000

Assets:

Investments at market value:

Janus Aspen Series:
    Aspen Growth Portfolio, 42,676 shares
      (cost $1,324,665)                                         $ 1,130,056
    Aspen Aggressive Growth Portfolio, 1,140,332 shares
      (cost $64,243,676)                                         41,394,055
    Aspen Capital Appreciation Portfolio, 22,115 shares
      (cost $679,603)                                               592,461
    Aspen Worldwide Growth Portfolio, 17,103 shares
      (cost $743,847)                                               632,461
    Aspen Balanced Portfolio, 35,689 shares
      (cost $918,777)                                               867,610
T. Rowe Price Fixed Income Series, Inc.:
    Prime Reserve Portfolio, 2,926,072 shares
      (cost $2,926,072)                                           2,926,072
    Limited Term Bond Portfolio, 998,344 shares
      (cost $4,774,887)                                           4,921,835
T. Rowe Price Equity Series, Inc.:
    Equity Income Portfolio, 27,406 shares
      (cost $515,019)                                               535,792
       Personal Strategy Balanced Portfolio, 937,910 shares
      (cost $14,832,095)                                         14,575,115
T. Rowe Price International Series, Inc.:
    International Stock Portfolio, 9,819 shares
      (cost $173,544)                                               147,974
                                                                    -------
                              Total assets                       67,723,431

Liabilities:

Dividends payable                                                     5,116
Accrued expenses                                                      8,010
                                                                      -----

NET ASSETS                                                      $67,710,305
                                                                ===========

SENTRY LIFE INSURANCE COMPANY
Sentry Variable Account II
STATEMENTS OF OPERATIONS

                                                     For the Years ended December 31,
                                                   T. Rowe Price      T. Rowe Price
                                                   Prime Reserve*    Limited Term Bond*
                                                 2000        1999        2000        1999
Investment Income:
 Dividends                                    $ 175,176   $ 118,848   $ 280,229    $ 319,622
Expenses:
 Mortality and expense risk charges              31,540      33,848      50,689       66,370
                                                 ------      ------      ------       ------
Net investment income (loss)                    143,636      85,000     229,540      253,252
                                                -------      ------     -------      -------
Realized gains (losses) on investments:
 Realized net investment gain (loss)               --          --      (169,721)     (86,444)
 Capital gain distributions received               --          --          --           --
 Realized gain (loss) on investments and
  capital gain distributions, net                  --          --      (169,721)     (86,444)
Unrealized appreciation (depreciation), net        --          --       315,905     (152,501)
                                                                        -------     --------
Net increase (decrease) in net assets
 from operations                              $ 143,636   $  85,000   $ 375,724    $  14,307
                                              =========   =========   =========    =========

                                                             For the Years ended December 31,
                                                        Janus Aspen                T. Rowe Price
                                                      Aggressive Growth*      Personal Strategy Balanced*
                                                   2000           1999             2000            1999
Investment Income:
 Dividends                                    $  3,354,583    $       --      $    434,814    $    185,833
Expenses:
 Mortality and expense risk charges                632,165         525,689         152,019         140,065
                                                   -------         -------         -------         -------
Net investment income (loss)                     2,722,418        (525,689)        282,795          45,768
                                                 ---------        --------         -------          ------
Realized gains (losses) on investments:
 Realized net investment gain (loss)            18,515,974       1,260,786       3,263,855         109,142
 Capital gain distributions received             3,384,409       2,286,697         747,583         275,308
                                                 ---------       ---------         -------         -------
 Realized gain (loss) on investments and
  capital gain distributions, net               21,900,383       3,547,483       4,011,438         384,450
Unrealized appreciation (depreciation), net    (43,878,430)     16,987,351      (3,997,059)      3,175,329
                                               -----------      ----------      ----------       ---------
Net increase (decrease) in net assets
 from operations                              $(19,255,629)   $ 20,009,145    $    297,174    $  3,605,547
                                              ============    ============    ============    ============

SENTRY LIFE INSURANCE COMPANY
Sentry Variable Life Account II
STATEMENTS OF OPERATIONS

                                                        For the Period May 1, 2000
                                                         through December 31, 2000
                                              T. Rowe Price     T. Rowe Price
                                                  Equity        International    Janus Aspen
                                                  Income           Stock           Growth
                                                   2000            2000            2000
Investment Income:
 Dividends                                       $   3,017      $     903       $   8,236
Expenses:
 Mortality and expense risk charges                  1,284            822           3,635
                                                     -----            ---           -----
Net investment income (loss)                         1,733             81           4,601
                                                     -----             --           -----
Realized gains (losses) on investments:
 Realized net investment gain (loss)                   362           (945)         (2,085)
 Capital gain distributions received                10,868          4,332          19,091
                                                    ------          -----          ------
 Realized gain (loss) on investments and
  capital gain distributions, net                   11,230          3,387          17,006
Unrealized appreciation (depreciation), net         20,773        (25,570)       (194,609)
                                                    ------        -------        --------
Net increase (decrease) in net assets
 from operations                                 $  33,736      $ (22,102)      $(173,002)
                                                 =========      =========       =========

                                                        For the Period May 1, 2000
                                                        through December 31, 2000
                                                 Janus Aspen     Janus Aspen
                                                   Capital        Worldwide      Janus Aspen
                                                 Appreciation      Growth         Balanced
                                                    2000            2000            2000
Investment Income:
 Dividends                                       $   5,169       $   5,232       $  22,973
Expenses:
 Mortality and expense risk charges                  2,407           2,135           3,203
                                                     -----           -----           -----
Net investment income (loss)                         2,762           3,097          19,770
                                                     -----           -----          ------
Realized gains (losses) on investments:
 Realized net investment gain (loss)                   937          (2,646)         (4,119)
 Capital gain distributions received                    98          15,106          18,560
                                                        --          ------          ------
 Realized gain (loss) on investments and
  capital gain distributions, net                    1,035          12,460          14,441
Unrealized appreciation (depreciation), net        (87,142)       (111,386)        (51,167)
                                                   -------        --------         -------
Net increase (decrease) in net assets
 from operations                                 $ (83,345)      $ (95,829)      $ (16,956)
                                                 =========       =========       =========

*Portfolios were substituted on January 7, 2000. See Note 1 to the financial statements.

The accompanying notes are an integral part of these financial statements

SENTRY LIFE INSURANCE COMPANY
Sentry Variable Account II
STATEMENTS OF CHANGES IN NET ASSETS

                                                                      For the Years ended December 31,
                                                                 T. Rowe Price                      T. Rowe Price
                                                                 Prime Reserve*                   Limited Term Bond*
                                                             2000              1999             2000              1999
Increase (decrease) in net assets from operations:
 Net investment income (loss)                           $   143,636       $    85,000       $   229,540       $   253,252
 Realized gains (losses)                                       --                --            (169,721)          (86,444)
 Unrealized appreciation (depreciation), net                   --                --             315,905          (152,501)
                                                                                                -------          --------
Net increase (decrease) in net assets
 from operations                                            143,636            85,000           375,724            14,307
                                                            -------            ------           -------            ------
Contract transactions:
 Purchase payments                                          415,697           239,467           195,877           163,195
 Transfers between subaccounts, net                        (277,168)          955,918           (73,539)         (281,647)
 Withdrawals                                               (719,816)         (432,315)         (690,950)         (752,459)
 Contract maintenance fees                                   (2,676)           (3,004)           (4,126)           (5,588)
 Surrender charges                                           (3,549)           (1,563)           (4,081)           (4,015)
                                                             ------            ------            ------            ------
Net increase (decrease) in net assets
 derived from contract transactions                        (587,512)          758,503          (576,819)         (880,514)
                                                           --------           -------          --------          --------
Total increase (decrease) in net assets                    (443,876)          843,503          (201,095)         (866,207)
Net assets at beginning of year                           3,367,212         2,523,709         5,119,269         5,985,476
                                                          ---------         ---------         ---------         ---------
Net assets at end of year                               $ 2,923,336       $ 3,367,212       $ 4,918,174       $ 5,119,269
                                                        ===========       ===========       ===========       ===========

                                                                       For the Years ended December 31,
                                                                   Janus Aspen                           T. Rowe Price
                                                               Aggressive Growth*               Personal Strategy Balanced*
                                                             2000               1999                2000             1999
Increase (decrease) in net assets from operations:
Net investment income (loss)                           $  2,722,418       $   (525,689)      $    282,795       $     45,768
 Realized gains (losses)                                  21,900,383          3,547,483          4,011,438            384,450
 Unrealized appreciation (depreciation), net             (43,878,430)        16,987,351         (3,997,059)         3,175,329
                                                         -----------         ----------         ----------          ---------
Net increase (decrease) in net assets
 from operations                                         (19,255,629)        20,009,145            297,174          3,605,547
                                                         -----------         ----------            -------          ---------
Contract transactions:
 Purchase payments                                         4,554,196          3,246,498          1,653,063          1,731,851
 Transfers between subaccounts, net                         (310,607)          (236,434)        (1,048,702)          (437,837)
 Withdrawals                                              (4,458,846)        (5,280,344)        (1,245,215)        (1,225,883)
 Contract maintenance fees                                   (54,430)           (45,922)           (11,861)           (11,305)
 Surrender charges                                           (28,364)           (36,485)           (14,738)           (15,185)
                                                             -------            -------            -------            -------
Net increase (decrease) in net assets
 derived from contract transactions                         (298,051)        (2,352,687)          (667,453)            41,641
                                                            --------         ----------           --------             ------
Total increase (decrease) in net assets                  (19,553,680)        17,656,458           (370,279)         3,647,188
Net assets at beginning of year                           60,945,160         43,288,702         14,943,726         11,296,538
                                                          ----------         ----------         ----------         ----------
Net assets at end of year                               $ 41,391,480       $ 60,945,160       $ 14,573,447       $ 14,943,726
                                                        ============       ============       ============       ============


                                                                SENTRY LIFE INSURANCE COMPANY
                                                                Sentry Variable Life Account II
                                                              STATEMENTS OF CHANGES IN NET ASSETS

                                                                 For the Period May 1, 2000
                                                                    through December 31, 2000
                                                          T. Rowe Price   T. Rowe Price
                                                           Equity          International      Janus Aspen
                                                           Income             Stock              Growth
                                                            2000              2000                2000
Increase (decrease) in net assets from operations:
Net investment income (loss)                            $     1,733       $        81       $     4,601
 Realized gains (losses)                                     11,230             3,387            17,006
 Unrealized appreciation (depreciation), net                 20,773           (25,570)         (194,609)
                                                             ------           -------          --------
Net increase (decrease) in net assets
 from operations                                             33,736           (22,102)         (173,002)
                                                             ------           -------          --------
Contract transactions:
 Purchase payments                                          112,885            46,000           789,586
 Transfers between subaccounts, net                         392,917           123,254           513,824
 Withdrawals                                                 (3,756)             --                (841)
 Contract maintenance fees                                      (48)             --                (132)
 Surrender charges                                             (225)             --                 (15)
                                                               ----                                 ---
Net increase (decrease) in net assets
 derived from contract transactions                         501,773           169,254         1,302,422
                                                            -------           -------         ---------
Total increase (decrease) in net assets                     535,509           147,152         1,129,420
Net assets at beginning of year                                --                --                --
Net assets at end of year                               $   535,509       $   147,152       $ 1,129,420
                                                        ===========       ===========       ===========

                                                                For the Period May 1, 2000
                                                                through December 31, 2000
                                                        Janus Aspen    Janus Aspen
                                                          Capital       Worldwide       Janus Aspen
                                                        Appreciation     Growth           Balanced
                                                           2000            2000             2000
Increase (decrease) in net assets from operations:
Net investment income (loss)                            $   2,762       $   3,097       $  19,770
 Realized gains (losses)                                    1,035          12,460          14,441
 Unrealized appreciation (depreciation), net              (87,142)       (111,386)        (51,167)
                                                          -------        --------         -------
Net increase (decrease) in net assets
 from operations                                          (83,345)        (95,829)        (16,956)
                                                          -------         -------         -------
Contract transactions:
 Purchase payments                                        403,503         487,260         737,846
 Transfers between subaccounts, net                       273,199         241,557         165,265
 Withdrawals                                               (1,128)           (522)        (17,919)
 Contract maintenance fees                                   (130)            (97)            (54)
 Surrender charges                                            (45)            (44)           (774)
                                                              ---             ---            ----
Net increase (decrease) in net assets
 derived from contract transactions                       675,399         782,154         884,364
                                                          -------         -------         -------
Total increase (decrease) in net assets                   592,054         632,325         867,408
Net assets at beginning of year                              --              --              --
Net assets at end of year                               $ 592,054       $ 632,325       $ 867,408
                                                        =========       =========       =========

*Portfolios were substituted on January 7, 2000. See Note 1 to the financial statements.

The accompanying notes are an integral part of these financial statements

                         SENTRY LIFE INSURANCE COMPANY
                           Sentry Variable Account II
                         Notes to Financial Statements
                           December 31, 2000 and 1999

1.      Organization and Contracts

The Sentry Variable Account II (the Variable Account) is a segregated investment account of the Sentry Life Insurance Company (the Company) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. The Variable Account was established by the Company on August 2, 1983 and commenced operations on May 3, 1984. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which permit management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

Prior to January 7, 2000, all assets of each subaccount of the Variable Account were invested in shares of corresponding portfolios of the Neuberger Berman Advisers Management Trust (Trust). On January 7, 2000, the Company substituted shares of certain Portfolios of T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc., and Janus Aspen Series for shares of certain Portfolios of the Trust (the "Substitution") as follows:

From these Portfolios:            Into these Portfolios:

 AMT Liquid Asset Portfolio        T. Rowe Price Prime Reserve Portfolio
 AMT Limited Maturity Portfolio    T. Rowe Price Limited Term Bond Portfolio
 AMT Balanced Portfolio            T. Rowe Price Personal Strategy Balanced
                                        Portfolio
 AMT Growth Portfolio              Janus Aspen Series Aggressive Growth
                                        Portfolio

The substitution had no effect on a subaccount's unit value or number of units outstanding. The new subaccount name is reflected in the Statements of Operations and Statements of Changes in Net Assets for periods prior to the substitution, although the investment activity relates to the Portfolios in place during these periods.

On May 1, 2000, the Company began offering six additional subaccounts with related Portfolios as investment options in connection with the Contract. The additional Portfolios are as follows:

T. Rowe Price Equity Series, Inc.
          T. Rowe Price Equity Income Portfolio
T. Rowe Price International Series, Inc.
          T. Rowe Price International Stock Portfolio
 Janus Aspen Series
          Balanced Portfolio
          Growth Portfolio
          Capital Appreciation Portfolio
          Worldwide Growth Portfolio

The Trust and the Portfolios (collectively the Funds) are diversified open-end management companies registered under the Investment Company Act of 1940. A copy of the Funds' annual reports are included in the Variable Account's Annual Report.

2. Significant Accounting Policies

Valuation of Investments

Investments in shares of the Funds are valued at the the Funds' offering and redemption price per share.

Securities Transactions and Investment Income

Transactions in shares of the Funds are recorded on the trade date (the date the order to buy and sell is executed). Dividend income is recorded on the ex-dividend date. The cost of Fund shares sold and the corresponding investment gains and losses are determined on a specific identification basis.

Federal Income Taxes

The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code. The operations of the Variable Account are part of the total operations of the Company and are not taxed as a separate entity. Under Federal income tax law, net investment income and net realized investment gains of the Variable Account which are applied to increase net assets are not taxed.

3. Expenses

        A mortality and expense risk premium is deducted by the Company from the Variable Account on a daily basis which is equal, on an annual basis, to 1.20% (.80% mortality and .40% expense risk) of the daily net asset value of the Variable Account. This mortality and expense risk premium compensates the Company for assuming these risks under the variable annuity contract. The liability for accrued mortality and expense risk premium amounted to $8,010 at December 31, 2000.

The Company deducts, on the contract anniversary date, an annual contract maintenance charge of $30, per contract holder, from the contract value by canceling accumulation units. If the contract is surrendered for its full surrender value, on other than the contract anniversary, the contract maintenance charge will be deducted at the time of such surrender. This charge reimburses the Company for administrative expenses relating to maintenance of the contract.

There are no deductions made from purchase payments for sales charges at the time of purchase. However, a contingent deferred sales charge may be deducted in the event of a surrender to reimburse the Company for expenses incurred which are related to contract sales. Contingent deferred sales charges apply to each purchase payment and are graded from 6% during the first contract year to 0% in the seventh contract year.

Any premium tax payable to a governmental entity as a result of the existence of the contracts or the Variable Account will be charged against the contract value. Premium taxes up to 4% are currently imposed by certain states. Some states assess their premium taxes at the time purchase payments are made; others assess their premium taxes at the time of annuitization. In the event contracts would be issued in states assessing their premium taxes at the time purchase payments are made, the Company currently intends to advance such premium taxes and deduct the premium taxes from a contract owner's contract value at the time of annuitization or surrender.

4.  Net Assets

At December 31, 2000 ownership of the Variable Account was represented by the following accumulation units and accumulation unit values:

                                                        Accumulation    Accumulation
                                                            Units        Unit Value      Value
Janus Aspen Growth Portfolio                                139,346      $    8.11   $ 1,129,420
Janus Aspen Aggressive Growth Portfolio                     707,901          58.47    41,391,480
Janus Aspen Capital Appreciation Portfolio                   75,033           7.89       592,054
Janus Aspen Worldwide Growth Portfolio                       78,882           8.02       632,325
Janus Aspen Balanced Portfolio                               89,928           9.65       867,408
T. Rowe Price Prime Reserve Portfolio                       150,642          19.41     2,923,336
T. Rowe Price Equity Income Portfolio                        47,087          11.37       535,509
T. Rowe Price Limited Term Bond Portfolio                   181,200          27.14     4,918,174
T. Rowe Price Personal Strategy Balanced Portfolio          478,031          30.49    14,573,447
T. Rowe Price International Stock Portfolio                  17,095           8.61       147,152
Total net assets                                                                     $67,710,305

At December 31, 2000 significant concentrations of ownership were as follows:
                                              Number of
                                             Contract Owners  Percentage Owned
Janus Aspen Growth Portfolio                        1               16.0
Janus Aspen Capital Appreciation Portfolio          1               10.0
Janus Aspen Worldwide Growth Portfolio              1               14.5
Janus Aspen Balanced Portfolio                      2               25.8
T. Rowe Price Equity Income Portfolio               2               56.0
T. Rowe Price International Stock Portfolio         3               75.8

5. Purchases and Sales of Securities

In 2000, purchases and proceeds on sales of the Funds' shares were as follows:

                                                                             Proceeds
                                                           Purchases         on Sales
Janus Aspen Growth Portfolio                            $  1,369,276      $     42,525
Janus Aspen Aggressive Growth Portfolio                   72,566,711        66,760,156
Janus Aspen Capital Appreciation Portfolio                   714,140            35,474
Janus Aspen Worldwide Growth Portfolio                       766,508            20,015
Janus Aspen Balanced Portfolio                               978,488            55,592
T. Rowe Price Prime Reserve Portfolio                      5,267,758         5,697,014
T. Rowe Price Equity Income Portfolio                        530,188            15,532
T. Rowe Price Limited Term Bond Portfolio                  5,882,853         6,226,863
T. Rowe Price Personal Strategy Balanced Portfolio        18,206,169        17,842,775
T. Rowe Price International Stock Portfolio                  187,598            13,109
Total                                                   $106,469,689      $ 96,709,055


In 1999, purchases and proceeds on sales of the Trust's shares were as follows:

                                                                    Proceeds
                                                  Purchases         on Sales
Neuberger Berman Advisers Management Trust:
Liquid Asset Portfolio                           $ 2,649,719      $ 1,809,121
Growth Portfolio                                   7,685,380        8,275,374
Limited Maturity Bond Portfolio                      678,316        1,306,207
Balanced Portfolio                                 2,606,274        2,243,498
Total                                            $13,619,689      $13,634,200

                         SENTRY LIFE INSURANCE COMPANY
            Report on Audits of Statutory-Basis Financial Statements
                 For the Years Ended December 31, 2000 and 1999

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder
Sentry Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Sentry Life Insurance Company (the Company) as of December 31, 2000, and 1999, and the related statutory-basis statements of operations, changes in capital stock and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the State of Wisconsin Office of the Commissioner of Insurance, which practices differ from accounting principles generally accepted in the United States of America (GAAP). We have only been engaged by the Company to audit the accompanying statutory-basis financial statements. The Company is not required to prepare GAAP financial statements and does not prepare GAAP financial statements. The effects on the financial statements of the variances between the statutory basis of accounting and GAAP, although not reasonably determinable, are presumed to be material. We are therefore required in the following paragraph to issue an adverse opinion as to the conformity of these financial statements with GAAP.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Sentry Life Insurance Company as of December 31, 2000 and 1999, or the results of its operations or its cash flows for the years then ended. In our opinion, the financial statements referred to above do present fairly, in all material respects, the admitted assets, liabilities, and capital stock and surplus of Sentry Life Insurance Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

Our audit was conducted for the purpose of forming an opinion on the basic statutory-basis financial statements taken as a whole. The accompanying Supplemental Schedule of Assets and Liabilities of Sentry Life Insurance Company as of December 31, 2000, and for the year then ended is presented for purposes of additional analysis and is not a required part of the basic statutory-basis financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic statutory-basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory-basis financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP
February 16, 2001

SENTRY LIFE INSURANCE COMPANY
Statutory-Basis Balance Sheets
December 31, 2000 and 1999

ASSETS                                         2000               1999
Investments:
        Bonds .........................   $1,144,554,736   $1,145,721,207
        Investment in subsidiary ......       10,092,789        9,869,910
        Policy loans ..................       23,400,410       23,284,247
        Cash and short-term investments       20,076,150       20,833,999
           Total investments ..........    1,198,124,085    1,199,709,363

Accrued investment income .............       20,323,113       19,954,174
                                              ----------       ----------

Premiums deferred and uncollected .....        5,582,212        5,060,644

Other assets ..........................        1,912,840          717,462

Assets held in separate accounts ......      660,799,928      645,899,120
                                             -----------      -----------

           Total admitted assets ......   $1,886,742,178   $1,871,340,763
                                          ==============   ==============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
                   Statutory-Basis Balance Sheets (continued)
                           December 31, 2000 and 1999

LIABILITIES                                      2000              1999
Future policy benefits:
        Life ...........................   $  257,520,248   $  257,989,084
        Accident and health ............       15,353,595       15,254,702
        Annuity ........................      123,736,511      131,069,441
Policy and contract claims:
        Life ...........................        4,268,395        3,856,456
        Accident and health ............        1,100,764          615,738
Premium and other deposit funds ........      645,446,384      650,107,483
Other policyholder funds ...............        4,411,342        3,495,677
Accounts payable and other liabilities .        4,478,030        5,047,521
Federal income taxes accrued ...........        7,841,776        9,689,197
Asset valuation reserve ................        5,214,838        5,725,552
Interest maintenance reserve ...........        3,649,316        5,970,750

Liabilities related to separate accounts      659,414,762      645,025,463
                                              -----------      -----------
           Total liabilities ...........    1,732,435,961    1,733,847,064
                                            =============    =============

CAPITAL STOCK AND SURPLUS
Capital stock, $10 par value;
        authorized 400,000 shares; issued and
        outstanding 316,178 shares ....................        3,161,780        3,161,780
Paid-in surplus .......................................       43,719,081       43,719,081
Earned surplus, unappropriated ........................      107,425,356       90,612,838
                                                             -----------       ----------
           Total capital stock and surplus ............      154,306,217      137,493,699
                                                             -----------      -----------

           Total liabilities, capital stock and surplus   $1,886,742,178   $1,871,340,763
                                                          ==============   ==============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
                    Statutory-Basis Statements of Operations
                 For The Years Ended December 31, 2000 and 1999

                                                             2000               1999
Premiums and other income:
        Premiums and annuity considerations ..........   $  81,121,745    $  78,163,778
        Other fund deposits ..........................     109,850,406       84,714,318
        Commissions and expense allowances on
         reinsurance ceded ...........................       9,530,745       10,490,120
        Net investment income ........................      92,570,130       92,047,182
        Other income .................................       8,716,283        7,975,913
                                                             ---------        ---------

           Total premiums and other income ...........     301,789,309      273,391,311
                                                           -----------      -----------

Benefits and expenses:
        Policyholder benefits and fund withdrawals ...     197,743,500      183,564,804
        (Decrease) increase in future policy benefits
         and other reserves ..........................     (11,843,392)      17,245,042
        Commissions ..................................       7,579,857        7,641,402
        Other expenses ...............................      28,398,543       28,531,247
        Transfers to separate accounts, net ..........      53,983,031       10,947,327

           Total benefits and expenses ...............     275,861,539      247,929,822
                                                           -----------      -----------

Income before federal income tax expense and
 net realized losses on investments ..................      25,927,770       25,461,489

           Federal income tax expense, less tax on net
            realized losses and transfers to the IMR         7,977,424        8,599,925
                                                             ---------        ---------

Income before net realized losses on
 investments .........................................      17,950,346       16,861,564

           Net realized losses on investments ........      (1,879,847)        (835,531)
                                                            ----------         --------

Net income ...........................................   $  16,070,499    $  16,026,033
                                                         =============    =============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
       Statutory-Basis Statements of Changes in Capital Stock and Surplus
                 For The Years Ended December 31, 2000 and 1999

                                                                     2000                     1999
Capital stock, beginning and end of year .....................   $  3,161,780           $   3,161,780
                                                                 ------------           -------------

Paid-in surplus, beginning and end of year ...................     43,719,081              43,719,081
                                                                   ----------              ----------

Earned surplus, unappropriated:
        Balance at beginning of year .........................     90,612,838              81,771,668
        Net income ...........................................     16,070,499              16,026,033
        Change in non-admitted assets ........................            846                  (5,597)
        Change in liability for reinsurance ..................         10,000                    --
        Change in asset valuation reserve ....................        510,714
        Dividend to stockholder ..............................           --                (7,500,000)
        Change in net unrealized gains (losses) on investments        220,459                 339,299
                                                                      -------                 -------

        Balance at end of year ...............................    107,425,356              90,612,838
                                                                  -----------              ----------

Total capital stock and surplus ..............................   $154,306,217           $ 137,493,699
                                                                 ============           =============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
                    Statutory-Basis Statements of Cash Flows
                 For The Years Ended December 31, 2000 and 1999

                                                               2000                        1999
Premiums and annuity considerations ....................   $  80,782,247               $  77,982,959
Other fund deposits ....................................     109,850,406                  84,714,318
Other premiums, considerations and deposits ............         317,836                     158,698
Allowances and reserve adjustments received on
 reinsurance ceded .....................................       9,333,545                  10,531,483
Investment income received (excluding realized gains
 and losses and net of investment expenses) ............      90,505,071                  89,005,861
Other income received ..................................       8,397,637                   7,812,904
Life and accident and health claims paid ...............     (30,635,524)                (26,702,540)
Surrender benefits .....................................    (114,017,700)               (105,735,114)
Other benefits to policyholders paid ...................     (52,414,843)                (50,813,480)
Commissions, other expenses, and taxes paid
 (excluding federal income taxes) ......................     (35,473,943)                (35,554,121)
Net transfers to separate accounts .....................     (54,296,148)                (10,834,702)
Dividends to policyholders paid ........................        (308,716)                   (318,735)
Federal income taxes paid ..............................      (8,545,346)                 (6,615,383)
           Net cash from operations ....................       3,494,522                  33,632,148
                                                               ---------                  ----------

Proceeds from investments sold, matured, or repaid:
        Bonds ..........................................      88,143,099                 137,065,217
        Mortgage loans .................................            --                        18,723
        Tax on net capital losses (gains) ..............         104,925
                                                                 -------
           Total investment proceeds ...................      88,248,024                 135,475,693
                                                              ----------                 -----------

Other cash provided ....................................       2,345,435                   2,492,931
Net decrease in policy loans ...........................        (116,164)                    752,251
                                                                --------                     -------
           Total cash provided .........................      93,971,817                 172,353,023
                                                              ----------                 -----------

Cost of investments acquired ...........................      90,866,213                 164,883,237

Other cash applied:
        Dividend to stockholder ........................            --                     7,500,000
        Other applications, net ........................       3,863,453                   9,012,803
                                                               ---------                   ---------
           Total cash applied ..........................      94,729,666                 181,396,040
                                                              ----------                 -----------

           Net change in cash and short-term investments        (757,849)                 (9,043,017)

Cash and short-term investments:
        Beginning of year ..............................      20,833,999                  29,877,016
                                                              ----------                  ----------
        End of year ....................................   $  20,076,150               $  20,833,999
                                                           =============               =============

The accompanying notes are an integral part of these statutory-basis financial statements.

                         SENTRY LIFE INSURANCE COMPANY
                 Notes to Statutory-Basis Financial Statements

(1)     BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION

Sentry Life Insurance Company (the Company) is a wholly-owned subsidiary of Sentry Insurance a Mutual Company (SIAMCO). The Company writes insurance products in all states except New York primarily through direct writers who market the Company's individual life insurance, annuities and group health and pension products. The Company also uses direct mail and third party administrators for the marketing of its group life and health products.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the State of Wisconsin, Office of the Commissioner of Insurance. Prescribed statutory accounting principles include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not employ any material permitted practices in the preparation of its statutory-basis financial statements.


Presentation of financial statements in accordance with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SIGNIFICANT ACCOUNTING POLICIES

A.      INVESTMENT SECURITIES

Investments are valued in accordance with the requirements of the NAIC. Bonds which qualify for amortization are stated at amortized cost; bonds not qualifying are carried at the lesser of amortized cost or NAIC market values. Under GAAP, bonds would be classified as either trading, available for sale, or held-to-maturity. Bonds classified as trading or as available for sale would be carried at market with unrealized gains and losses, net of applicable taxes, recognized as net income (trading securities) or as a direct surplus adjustment (available for sale). Common stock of the Company's unconsolidated subsidiary is carried at its underlying statutory capital and surplus. The change in the subsidiary's underlying equity between years is reflected as a change in unrealized gains (losses). Under GAAP, this entity's balance sheet and results of operations would be consolidated with the Company. Policy loans are carried at the aggregate of unpaid principal balances plus accrued interest and are not in excess of cash surrender values of the related policies. Short-term investments are carried at amortized cost, which approximates market value.


Investment income is recorded when earned. Market value adjustments on investments carried at market are reflected in earned surplus as unrealized gains (losses) on investments. Realized gains and losses are determined on the specific identification method and are recorded directly in the statements of operations, net of federal income taxes and after transfers to the Interest Maintenance Reserve, as prescribed by the NAIC.

Income on mortgage-backed securities is recognized using an effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

B. SEPARATE ACCOUNT BUSINESS AND LIABILITY FOR PREMIUM AND OTHER DEPOSIT FUNDS

The Company issues group annuity contracts both to affiliated companies and others, which include the option of placing deposits received in connection with these contracts in separate accounts. The Company also issues variable annuity contracts and variable universal life contracts, which require deposits to be placed in separate accounts. A separate account is an accounting entity segregated as a discrete operation within an insurance company. The stockholder of the Company and its other policyholders have no claim to assets held in the separate accounts. The contractholders are the only persons having rights to any assets in the separate accounts or to income arising from these assets. All contracts held by the Company in separate accounts are non-guaranteed and represent funds where the benefit is determined by the performance of the investments held in the separate account. Assets are carried at market value and reserves are calculated using the cash value of the contract. All reserves fall into the category allowing discretionary withdrawals at market value. For the variable annuity contract, if it has been in effect at least six years, there is no surrender charge. For the variable universal life contract, there is a surrender charge through the ninth year. The admitted asset value of separate accounts consists primarily of common stock.

C. NON-ADMITTED ASSETS

For statutory accounting purposes, certain assets designated as "non-admitted" (principally certain receivables) have been excluded from the balance sheets and charged to earned surplus. Under GAAP, such assets would be recognized at net realizable value. Non-admitted assets totaled $9,502 and $10,348 at December 31, 2000 and 1999, respectively.

D. POLICY BENEFITS

Liabilities for traditional life and limited-payment life contracts are computed using methods, mortality and morbidity tables and interest rates which conform to the valuation laws of the State of Wisconsin. The liabilities are primarily calculated on a modified reserve basis. The effect of using a modified reserve basis partially offsets the effect of immediately expensing acquisition costs by providing a policy benefit reserve increase in the first policy year which is less than the reserve increase in renewal years.

Future policy benefits for life policies and contracts were primarily determined using the Commissioner's reserve valuation method with interest rates ranging from 2.5% to 6%. Additional statutory policy deficiency reserves have been provided where the valuation net premium exceeds the gross premium.

Future policy benefits for annuity contracts, primarily for individual and group deferred annuities, were primarily determined using the Commissioner's annuity reserve valuation method with interest rates ranging from 2.5% to 11.25%. Group health reserves consist predominantly of long-term disability reserves representing the present value of amounts not yet due calculated using standard disability tables and various interest rates.

Reserves for universal life-type and investment contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments when such payments are guaranteed.

Under GAAP, traditional life reserves would be computed using mortality, withdrawal and interest rate assumptions that are based on Company experience, including a provision for adverse deviation. Reserves for universal life-type and investment contracts would generally be based on the contract account value less any withdrawal charges.

E. INTEREST MAINTENANCE RESERVE (IMR)

Realized investment gains and losses on bonds attributable to interest rate changes are deferred in the IMR account. The IMR is recorded as a liability and amortized into investment income over the approximate remaining maturities of the bonds sold. This policy for recognition of such realized gains and losses is prescribed by the NAIC in order to smooth the impact of such activity on the Company's earned surplus. For GAAP purposes, there is no such reserve.

F. ASSET VALUATION RESERVE (AVR)

The AVR mitigates fluctuations in the values of invested assets including bonds, stocks, mortgage loans, real estate and other invested assets. Changes in the AVR are included in policyholders' surplus. For GAAP purposes, a writedown, for other than temporary declines in value, is recognized as a realized loss on an individual asset basis.

G. Revenue and Expense Recognition

Premiums for traditional life insurance policies and limited-payment contracts are taken into income when due. For investment contracts without mortality risk (such as deferred annuities and immediate annuities with benefits paid for a period certain) and contracts that permit the insured to make changes in the contract terms (such as universal life products), deposits are recorded as revenue when received. Under GAAP, deposits are recorded as increases to liabilities and revenue is recognized as mortality and other assessments are charged to policyholders.

The Company has no direct
employees and does not own equipment, it utilizes services provided by employees and equipment of SIAMCO and occupies space in SIAMCO's office building. Accordingly, the Company participates in an expense allocation system with certain affiliated companies. Expenses of the Company consist of direct charges incurred and an allocation of expenses (principally salaries, salary-related items, rent, and data processing services) between certain affiliated companies. The Company recognized expenses of $30,435,958 and $30,266,743 for 2000 and 1999, respectively, under this allocation agreement.

H. ACQUISITION COSTS

Costs directly related to the acquisition of insurance premiums, such as commissions and premium taxes, are charged to operations as incurred. Under GAAP, such acquisition costs would be capitalized and amortized over the policy periods.

I. FEDERAL INCOME TAX

The Company is included in the consolidated federal income tax return of SIAMCO. Income taxes payable or recoverable are determined on a separate return basis by the Company in accordance with a written tax allocation agreement. Deferred federal income taxes are not provided for temporary differences between tax and financial reporting as they would be under GAAP. Additionally, federal income taxes are not provided for unrealized gains (losses) on investments.

J. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

The Company participates with SIAMCO and certain other affiliated companies in a defined benefit pension plan which covers substantially all of their employees. Generally, the companies' funding and accounting policies are to make the maximum contribution required under applicable regulations and to charge such contributions to expense in the year they are deductible for tax purposes. GAAP periodic net pension expense is based on the cost of incremental benefits for employee service during the period, interest on the projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses.

In addition to providing pension benefits, the Company, with SIAMCO and its affiliated subsidiaries, provides certain health care, dental and life insurance benefits to retired employees and their dependents. Substantially all of the employees may become eligible for those benefits if they reach normal retirement age while working for the Companies. The expected costs of providing those benefits to employees and the employees' beneficiaries and covered dependents are accounted for on an accrual basis during the years that employees render service in accordance with NAIC policy. SIAMCO is amortizing its transition obligation, created upon the initial valuation of postretirement benefits, over a period of twenty years and a portion of the annual expense is allocated to the Company.

K. CODIFICATION

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

The Wisconsin Insurance Department will adopt the Codification guidance, effective January 1, 2001. The effect of Codification on the Company's financial statements has not yet been determined.

(2)     Investments

        The book value and estimated market value of bonds are as follows:

                                                    Gross           Gross       Estimated
                                    Book          Unrealized      Unrealized      Market
At December 31, 2000                Value           Gains          Losses          Value
US Treasury securities and
 obligations of US government
corporations and agencies      $   43,186,244   $ 2,508,132        $   44,357     $  45,650,019
Obligations of states and
political subdivisions                 446,374        66,943          --                513,317
Corporate securities               885,948,956        26,952,126   39,049,135       873,851,947
Mortgage-backed securities         214,973,162         9,242,119      209,494       224,005,787
                                   -----------         ---------       -------      -----------
        Total                   $1,144,554,736       $38,769,320  $39,302,986   $ 1,144,021,070
                                ==============       ===========   ===========   ==============

                                                     Gross          Gross        Estimated
                                      Book        Unrealized      Unrealized      Market
At December 31, 1999                  Value          Gains          Losses        Value
US Treasury securities and
 obligations of US government
 corporations and agencies      $   44,861,293   $   999,252   $   (772,215)   $   45,088,330
Obligations of states and
political subdivisions                 443,994        27,721        --             471,715
Corporate securities               876,015,612    10,437,319    (40,424,102)      846,028,829
Mortgage-backed securities         224,400,308     4,532,599     (2,314,104)      226,618,803
                                   -----------     ---------     ----------       -----------
        Total                   $1,145,721,207   $15,996,891   $(43,510,421)   $1,118,207,677
                                ==============   ===========   ============    ==============

Book value and estimated market value of bonds at December 31, 2000, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage-backed securities provide for periodic payments throughout their lives, they are listed below in a separate category.

                                                                Estimated
                                              Book               Market
                                              Value              Value

Due in one year or less $                    14,770,869   $   14,910,812
Due after one year through five years        91,756,401       91,417,026
Due after five years through ten years      167,346,952      170,229,986
Due after ten years                         655,707,352      643,457,459
        Sub-total                           929,581,574      920,015,283
                                            -----------      -----------
Mortgage-backed securities                  214,973,162      224,005,787
        Total                            $1,144,554,736   $1,144,021,070
                                         ==============   ==============

The bond portfolio distribution by quality rating (primarily Moody's) at December 31, 2000 is summarized as follows:

                Aaa                         24.11%
                Aa                           8.18%
                A                           43.24%
                Baa                         21.19%
                Ba & below and not rated     3.28%
                                             ----
                                           100.00%
                                           ======

Generally, bonds with ratings Baa and above are considered to be investment grade.


Proceeds from sales of bonds during 2000 and 1999 were $62,908,479 and $68,266,744, respectively. In 2000 and 1999, respectively, gross gains of $656,058 and $631,750 and gross losses of $5,410,850 and $2,290,497 were realized on these sales before transfer to the IMR liability. Other dispositions of bonds during 2000 and 1999 resulted in gross gains of $218,719 and $792,956 and gross losses of $41,736 and $53,609, respectively.

At December 31, 2000 and 1999, investments carried at $4,228,997 and $4,283,967, respectively, were on deposit with various governmental agencies as required by law.

(3)     UNCONSOLIDATED SUBSIDIARY

The Company wholly owned Sentry Life Insurance Company of New York (SLONY) during 2000 and 1999. Condensed financial information regarding SLONY is as follows:


                                          SLONY
                                    2000          1999
Investments                     $31,299,738   $31,349,369
Total assets                     39,393,882    37,511,889
Policy reserves and benefits     17,695,419    18,263,957
Total liabilities                29,301,093    27,641,979
Statutory capital and surplus    10,092,789     9,869,910
Premium income                    8,317,069     6,164,053
Net investment income             2,369,669     2,436,476
Benefits and expenses             9,011,697     7,044,649
Net income                        1,064,801     1,019,134

(4)     NET INVESTMENT INCOME AND NET REALIZED AND UNREALIZED GAINS (LOSSES)

Sources of net investment income for 2000 and 1999 are as follows:

                                          2000           1999

  Dividends received from subsidiary  $   880,000     $ 850,000
    Interest:
        Bonds                          88,606,154    87,460,887
        Short-term investments            792,012     1,140,773
        Other investments               1,628,646     1,815,616
        Amortization of IMR             1,007,896     1,138,005
                                        ---------     ---------

           Gross investment income   92,914,708    92,405,281

  Investment expense                    344,578       358,099
                                        -------       -------

           Net investment income    $92,570,130   $92,047,182
                                    ===========   ===========

The components of net realized gains (losses) and changes in net unrealized gains (losses) on investments which are reflected in the accompanying statutory-basis financial statements are as follows:

                                             Realized                 Unrealized
                                         2000          1999        2000       1999
Common stock of
 unconsolidated subsidiary           $    --      $    --        $222,879   $336,970
Bonds                                 (4,577,809)    (919,400)       --         --
Stocks                                                             (2,420)     2,329
Capital gains tax                      1,384,424      104,925        --         --
                                       ---------      -------
Pre-IMR capital gains (losses),
 net of tax                           (3,193,385)    (814,475)    220,459    339,299
IMR capital gains transferred into
 the reserve, net of taxes             1,313,538      (21,056)       --         --
                                       ---------      -------
                                     $(1,879,847)   $(835,531)   $220,459   $339,299
                                     ===========    =========    ========   ========

(5)     INCOME TAXES

Federal income tax expense in the statutory-basis statements of operations differs from that computed based on the federal corporate income tax rate of 35%. The reasons for these differences are as follows:

                                                              2000          1999
Federal income tax calculated at statutory rate
 of 35% of income before federal income
 taxes and net realized gains on investments             $ 9,074,719    $ 8,911,521
Accrual of bond discount                                    (634,740)      (566,045)
Adjustment for deferred acquisition costs                    (44,006)       (59,256)
Dividends received from subsidiaries                        (308,000)      (297,500)
Different basis used to compute future policy benefits        16,856        506,516
Amortization of interest maintenance reserve                (352,764)      (398,302)
Other, net                                                   225,359        502,991
                                                             -------        -------
   Total                                                 $ 7,977,424    $ 8,599,925
                                                         ===========    ===========

Under pre-1984 life insurance company income tax laws, a portion of a life insurance company's "gain from operations" was not subject to current income taxation but was accumulated, for tax purposes, in a memorandum account designated as the "policyholders' surplus account." The amounts included in this account are includable in taxable income of later years at rates then in effect if the life insurance company elects to distribute tax basis policyholders' surplus to stockholders as dividends or takes certain other actions. Any distributions are first made from another tax memorandum account known as the "stockholders' surplus account." The accumulation in the tax policyholders' surplus and stockholders' surplus accounts of the Company were $5,605,476 and $106,936,392, respectively, at December 31, 2000.

Federal income tax returns of SIAMCO have been examined through 1996, and SIAMCO and the Internal Revenue Service have reached agreement on all issues relating to 1996 and prior years. In the opinion of management, the Company has adequately provided for the possible effect of future assessments related to prior years.

(6)     DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Values of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate those values. SFAS 107 defines fair values of a financial instrument as the amount at which that instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

The fair values presented on the next page represent management's best estimates and may not be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are exempt from the disclosure requirements of SFAS 107. Financial instruments which are exempt include life policy benefits with mortality or morbidity risk. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company.

For cash and short-term investments and accrued investment income, the carrying amount approximates fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Bonds

     Estimated fair value is generally based on quotes provided by independent pricing services. If a quoted market price is not available, fair value is estimated by management based on the quoted market price of comparable instruments.

Policy Loans

     Policy loans have no stated maturity dates; therefore, no reasonable estimate of fair value can be made. Interest rates range from 5 to 8 percent.

Separate Accounts

     The fair value of the assets held in separate accounts is based on quoted market prices. The fair value of liabilities relating to separate accounts is the amount payable on demand.

Aggregate Reserves for Investment-Type Contracts

     The fair value of investment-type insurance contracts is estimated by reducing the policyholder liability for applicable surrender charges.

Structured Settlements

     The fair value of the liability for structured settlements is estimated by discounting future cash flows using the current rates being offered for similar settlements.


     Liability for Premium and Other Deposit Funds

     The fair value for contracts with stated maturities is estimated by discounting future cash flows using current rates being offered for similar contracts. For those contracts with no stated maturity, the fair value is estimated by calculating the surrender value.

The estimated fair values of the Company's significant financial instruments are as follows:

                                                              Statement       Estimated
At December 31, 2000                                            Value        Fair Value
Assets:
        Bonds                                              $1,144,554,736   $1,144,021,070
        Assets held in separate accounts                      660,799,928      660,799,928
Liabilities:
        Aggregate reserves for investment-type contracts       65,918,143       64,782,796
        Structured settlements                                 53,708,045       59,700,532
        Liability for premium and other deposit funds         645,446,384      636,532,801
        Liabilities related to separate accounts              659,414,762      659,414,762

                                                              Statement       Estimated
                                                               Value         Fair Value
At December 31, 1999

Assets:
        Bonds                                              $1,145,721,207   $1,118,207,677
        Assets held in separate accounts                      645,899,120      645,899,120
Liabilities:
        Aggregate reserves for investment-type contracts       71,802,052       71,619,440
        Structured settlements                                 54,073,885       64,055,048
        Liability for premium and other deposit funds         650,107,483      641,978,933
        Liabilities related to separate accounts              645,025,463      645,025,463

(7)     PENSION AND 401K PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company participates with SIAMCO and certain other affiliated companies in a defined benefit pension plan which covers substantially all of their employees. The benefits are based on years of service, the average of the three highest of the last fifteen years of an employee's compensation and primary social security benefits, as defined in the plan. The Company is not a separately assignable entity for purposes of allocation of accumulated plan benefits or assets. The Company was not allocated pension expense by SIAMCO in 2000 and 1999.


The Company participates with SIAMCO and its affiliated subsidiaries in a qualified 401k Plan. Employees who meet certain eligibility requirements may elect to participate in the Plan. Participants must contribute at least one percent but no more than 16 percent of base compensation. Highly compensated employees may contribute a maximum of 10 percent on a pre-tax basis. For non-highly compensated employees, the entire 16% may be deposited on a pre-tax basis. The Company matches up to 25% of employee contributions up to the first 6 percent of base salary deposited by an employee. The Company may make additional annual contributions to the Plan based on operating profit. The Company was allocated approximately $311,000 and $373,000 by SIAMCO for 401k Plan benefits in 2000 and 1999, respectively.

In addition to the above-mentioned benefits, the Company, with SIAMCO and its affiliated subsidiaries, provides certain health care, dental and life insurance benefits to retired employees and their covered dependents. The retiree health care benefits allocated to the Company by SIAMCO were approximately $413,000 for 2000 and $516,000 for 1999.

(8)     REINSURANCE

The Company has entered into assumed reinsurance contracts for participation in reinsurance pools and to provide surplus protection for its wholly-owned subsidiary. Assumed life in-force amounted to approximately 29% and 32% of total in-force (before ceded reinsurance) at December 31, 2000 and 1999, respectively.

The Company has entered into reinsurance ceded contracts to limit the net loss potential arising from large risks. Generally, life benefits in excess of $250,000 and all group health liabilities, except for liabilities relating to SIAMCO's employee benefit plans, are ceded to reinsurers. The group health liabilities are ceded to SIAMCO.

The Company cedes insurance to other insurers under various contracts which cover individual risks or entire classes of business. Although the ceding of insurance does not discharge the Company from its primary liability to policyholders in the event any reinsurer might be unable to meet the obligations assumed under the reinsurance agreements, it is the practice of insurers to reduce their balances for amounts ceded. The amounts included in the accompanying statutory-basis financial statements for reinsurance were as follows:
                                      2000
                                 (000's omitted)
                           Affiliated                 Unaffiliated
                       Assumed        Ceded        Assumed       Ceded
Premiums               $  250       $19,210        $ 7,880      $ 4,071
Benefits                   94        47,440          7,967        1,553
Commissions                 4         8,219           --          1,311
Future policy benefits:
        Life & annuities   63           --              18        1,583
        Accident & health  --       191,886           --             68
Intercompany receivable    --         2,660           --            --

                                      1999
                                 (000's omitted)
                           Affiliated                 Unaffiliated
                       Assumed        Ceded        Assumed       Ceded


Premiums               $  295       $24,993        $ 7,399      $ 3,488
Benefits                  138        54,854          7,236        1,854
Commissions                 8        10,050             (3)         440
Future policy benefits:
        Life & annuities   31         --                13        1,303
        Accident & health  --       213,850             16           70
Intercompany receivable    --         3,620            --           --

(9)     COMMITMENTS AND CONTINGENCIES


In the normal course of business, there are various legal actions and proceedings pending against the Company. In the opinion of management and legal counsel, the ultimate resolution of these matters will not have a material adverse impact on the Company's statutory-basis financial statements.

State guaranty funds can assess the Company for losses of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company believes that its ultimate cost for these assessments will not have a material adverse effect on the financial statements.

(10)    OTHER RELATED PARTY TRANSACTIONS

The Company is the direct writer of certain employee benefit plans for SIAMCO. Premiums included in the accompanying statutory-basis statements of operations (net of ceded premiums) are approximately $33,641,000 and $33,022,000 in 2000 and 1999, respectively. The Company has provided coverage in the form of annuity contracts as structured settlements for SIAMCO workers' compensation claims. Reserves for future policy benefits at December 31, 2000 and 1999 included $53,708,045 and $54,073,885, respectively, relating to these contracts. Also, see Notes 7 and 8 for other related party transactions.

(11)    WITHDRAWAL CHARACTERISTICS OF ANNUITY RESERVES AND DEPOSIT LIABILITIES

Annuity reserves and deposits of approximately $1,349.0 million and $1,342.0 million in 2000 and 1999, respectively, are subject to withdrawal at the discretion of the annuity contract holders. Approximately 96% of these balances carry surrender charges.

(12)    LIABILITY FOR ACCIDENT AND HEALTH BENEFITS

Activity in the liability for accident and health benefits is summarized as follows:

                                          2000                  1999

Balance January 1                     $11,929,284            $12,504,278

Incurred related to:
        Current year                    6,420,025              4,599,820
        Prior years                       905,192

Total incurred                          7,325,217              3,662,811

Paid related to:
        Current year                    3,016,518              2,587,769
        Prior years                     1,849,622              1,650,036

Total paid                              4,866,140              4,237,805

Balance at December 31                 14,388,361             11,929,284

Reserves not subject to development     2,065,998              3,941,156

Total accident and health reserves    $16,454,359            $15,870,440

                         SENTRY LIFE INSURANCE COMPANY
                Supplemental Schedule of Assets and Liabilities
                 As of and for the year ended December 31, 2000

                         SENTRY LIFE INSURANCE COMPANY
                Supplemental Schedule of Assets and Liabilities
                      For The Year Ended December 31, 2000
                      Schedule 1 - Selected Financial Data

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

Investment Income Earned:
        Government Bonds ............................................   $      320,275
        Other bonds (unaffiliated) ..................................       88,285,879
        Common stocks of affiliates .................................          880,000
        Premium notes, policy loans and liens .......................        1,590,961
        Short-term investments ......................................          792,012
        Aggregate write-ins for investment income ...................           37,685
                                                                                ------

        Gross investment income .....................................   $   91,906,812
                                                                        ==============
Bonds and Stocks of Parents, Subsidiaries and Affiliates - Book Value
        Common stocks ...............................................   $   10,092,789
                                                                        ==============
Bonds and Short-Term Investments by Class and Maturity:
        Bonds by Maturity - Statement Value
                Due within one year or less .........................   $   37,802,605
                Over 1 year through 5 years .........................      169,224,251
                Over 5 years through 10 years .......................      259,643,011
                Over 10 years through 20 years ......................      304,390,520
                Over 20 years .......................................      373,494,349
                                                                           -----------

                Total by Maturity ...................................   $1,144,554,736
                                                                        ==============

        Bonds by Class - Statement Value
                Class 1 .............................................   $  827,538,452
                Class 2 .............................................      282,789,236
                Class 3 .............................................       24,510,121
                Class 4 .............................................        9,716,927
                Class 5 .............................................             --
                Class 6 .............................................             --

                Total by Class ......................................   $1,144,554,736
                                                                        ==============

                Total Bonds Publicly Traded .........................   $1,114,879,176
                                                                        ==============
                Total Bonds Privately Placed ........................   $   29,675,560
                                                                        ==============

Short-Term Investments - Book Value .................................   $   20,076,150
                                                                        ==============
Cash on Deposit .....................................................           --

Life Insurance In Force (000's omitted):
        Ordinary ....................................................................   $    4,363,406
                                                                                        ==============
        Group Life ..................................................................   $    4,118,472
                                                                                        ==============

Amount of Accidental Death Insurance In Force Under Ordinary
Policies (000's omitted)                                                                $      102,689
                                                                                         ==============

Life Insurance Policies and Certificates with Disability Provisions In Force:
        Ordinary Policies ...........................................................   $       19,207
                                                                                        ==============
        Group Life Certificates .....................................................   $       79,849
                                                                                        ==============

Supplementary Contracts In Force:
        Ordinary - Not Involving Life Contingencies
                Amount on Deposit ...................................................   $      268,760
                                                                                        ==============
                Income Payable ......................................................   $      190,524
                                                                                        ==============

        Ordinary - Involving Life Contingencies
                Income Payable ......................................................   $       78,124
                                                                                        ==============

Annuities:
      Ordinary
                Immediate - Amount of Income Payable ................................   $    1,758,099
                                                                                        ==============
                Deferred - Fully paid account balance ...............................   $   16,633,815
                                                                                        ==============
                Deferred - Not fully paid account balance ...........................   $   89,028,302
                                                                                        ==============

      Group
                Immediate - Amount of income payable ................................   $    4,526,072
                                                                                        ==============
                Deferred - Fully paid account balance ...............................   $   27,477,852
                                                                                        ==============
                Deferred - Not fully paid account balance ...........................   $1,249,205,314
                                                                                        ==============

Accident and Health Insurance - Premiums In Force:
        Ordinary ....................................................................   $      105,816
                                                                                        ==============
        Group .......................................................................   $   21,186,564
                                                                                        ==============

Deposit Funds and Dividend Accumulations:
        Dividend Accumulations - Account Balance ....................................   $      389,235
                                                                                        ==============

Claim Payments 2000:
        Group Accident and Health Year - Ended December 31,

               2000 ................................................................     $    3,001,351
                                                                                         ==============
               1999 ................................................................     $      462,500
                                                                                         ==============
               1998 ................................................................     $      181,871
                                                                                         ==============
               1997 ................................................................         $       66,841
                                                                                         ==============
               1996 & prior ........................................................     $    1,045,152
                                                                                         ==============
        Other Accident & Health
               2000 ...............................................................      $       15,167
                                                                                         ==============
               1999 ..............................................................       $        8,843
                                                                                         ==============
               1998 ..............................................................       $       20,020
                                                                                         ==============
               1997 ...............................................................      $       10,321
                                                                                         ==============
               1996 & prior ........................................................     $       54,075
                                                                                         ==============

                                  EXHIBITS TO

                         POST-EFFECTIVE AMENDMENT NO. 24

                                       TO

                                    FORM N-4

                                       FOR

                           SENTRY VARIABLE ACCOUNT II

                                INDEX TO EXHIBITS


Exhibit

99.B     9        Opinion and Consent of Counsel

99.B     10       Consent of Independent Accountant

99.B     13       Calculation of Performance Information